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Exhibit 99.1

Second Quarter Report 2014

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

This Management's Discussion and Analysis ("MD&A") dated August 11, 2014 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's interim unaudited consolidated financial statements for the three and six months ended June 30, 2014, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2013 (the "Form 40-F"). The interim unaudited consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euros" or "€"). Additional information relating to the Company, including critical accounting estimates and risk factors in the Form 40-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle earns a significant portion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, including silver, zinc and copper. Since its incorporation in 1972, Agnico Eagle's policy has been not to sell forward its future gold production.

        Agnico Eagle has evolved from operating two Canadian gold mines in 2008 into an international gold mining company operating eight gold mines in the second quarter of 2014. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets at June 30, 2014 of $6,708.5 million increased by 35.3% compared with December 31, 2013 total assets of $4,959.4 million. Of the total $1,749.1 million increase in total assets between December 31, 2013 and June 30, 2014, $1,638.8 million (93.7%) related to the Company's June 16, 2014 equity investment in Osisko Mining Corporation ("Osisko"). Cash and cash equivalents amounted to $240.8 million at June 30, 2014, an increase of $101.7 million compared with December 31, 2013 due primarily to increased gold production. Ore in stockpiles and on leach pads increased from $51.8 million at December 31, 2013 to $73.2 million at June 30, 2014 due primarily to the buildup of ore on leach pads at the La India mine which achieved commercial production in February 2014. Concentrates and dore bars inventories increased from $46.7 million at December 31, 2013 to $67.7 million at June 30, 2014 due primarily to the buildup of concentrate and dore bar inventory at the new La India mine. Supplies inventories decreased from $253.2 million at December 31, 2013 to $221.8 million at June 30, 2014 due primarily to planned drawdowns at the Meadowbank mine where supplies are restocked during the summer barge shipping season. Available-for-sale securities decreased from $74.6 million at December 31, 2013 to $71.5 million at June 30, 2014 due primarily to $34.9 million in disposals and $2.4 million in impairments, partially offset by $10.8 million in new investments and $23.4 million in unrealized fair value gains recorded during the first six months of 2014. Long-term ore in stockpile decreased from $46.2 million at December 31, 2013 to $40.4 million at June 30, 2014 due primarily to planned mine sequencing. Property, plant and mine development increased by $18.0 million to $4,067.1 million at June 30, 2014 compared with December 31, 2013 due primarily to $133.2 million in sustaining capital expenditures and $67.1 million in growth

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

capital expenditures, including construction in progress at the Meliadine project. The impact of capital expenditures on property, plant and mine development during the first six months of 2014 was partially offset by amortization expense of $151.1 million.

        Total liabilities increased to $2,418.4 million at June 30, 2014 from $1,982.2 million at December 31, 2013 due primarily to a $320.0 million increase in the outstanding balance under the Credit Facility and a $62.3 million increase in accounts payable and accrued liabilities during the period. The 35.9% increase in accounts payable and accrued liabilities during the first six months of 2014 was due primarily to expenditures in preparation for the summer barge shipping season to the Meadowbank mine and to $21.1 million in dore bars transferred from the Canadian Malartic mine to Agnico Eagle subsequent to the June 16, 2014 acquisition of Osisko.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the interim unaudited consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of 37.7 million, or $0.20 per share, in the second quarter of 2014 compared with net loss of $24.4 million, or $0.14 per share, in the second quarter of 2013. In the second quarter of 2014, the operating margin (revenues from mining operations less production costs) increased to $198.8 million from $110.5 million in the second quarter of 2013 due primarily to a 45.5% increase in gold production. Partially offsetting the impact of increased production on operating margin was a 3.4% decrease in the average realized price of gold between the second quarter of 2013 and the second quarter of 2014 and a 5.8% increase in production costs. Gold production increased to 326,059 ounces in the second quarter of 2014 compared with 224,089 ounces in the second quarter of 2013 due primarily to higher gold grade at the Meadowbank mine between periods, the impact of the Kittila mine's planned maintenance shutdown during the second quarter of 2013 and new production from the Goldex mine's M and E Zones and the La India and Canadian Malartic mines. Cash provided by operating activities amounted to $197.7 million in the second quarter of 2014 compared with $75.3 million in the second quarter of 2013. Total weighted average cash costs per ounce of gold produced amounted to $626 on a by-product basis and $725 on a co-product basis in the second quarter of 2014 compared with $785 on a by-product basis and $907 on a co-product basis in the second quarter of 2013.

        In the first six months of 2014, Agnico Eagle reported net income of $146.5 million, or $0.81 per share compared with net loss of $0.5 million, or $0.00 per share, in the first six months of 2013. The operating margin (revenues from mining operations less production costs) increased to $466.5 million in the first six months of 2014 from $300.8 million in the first six months of 2013 due primarily to a 50.2% increase in gold production. Partially offsetting the impact of increased production on operating margin was an 11.8% decrease in the average realized price of gold between the first six months of 2013 and the first six months of 2014. Gold production increased to 692,480 ounces in the first six months of 2014 compared with 461,064 ounces in the first six months of 2013 due primarily to higher gold grade and mill recoveries at the Meadowbank and LaRonde mines, the impact of the Kittila mine's planned maintenance shutdown during the second quarter of 2013 and new production from the Goldex mine's M and E Zones and the La India and Canadian Malartic mines. Cash provided by operating activities amounted to $445.4 million in the first six months of 2014 compared with

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

$221.4 million in the first six months of 2013. Total weighted average cash costs per ounce of gold produced amounted to $579 on a by-product basis and $673 on a co-product basis in the first six months of 2014 compared with $762 on a by-product basis and $956 on a co-product basis in the first six months of 2013.

        The table below sets out variances in the key drivers of net income (loss) for the three and six months ended June 30, 2014 compared with the three and six months ended June 30, 2013:

(millions of United States dollars)	Three Months Ended June 30, 2014 vs. Three Months Ended June 30, 2013	Six Months Ended June 30, 2014 vs. Six Months Ended June 30, 2013
Increase in gold revenue	$109.5	$202.2
Decrease in silver revenue	(4.9)	(20.8)
Decrease in net copper revenue	(1.7)	(1.2)
Decrease in net zinc revenue	(1.5)	(7.5)
Decrease in production costs due to weaker Canadian dollar and Mexican peso	7.1	18.0
Increase in production costs	(20.2)	(25.1)
Increase in exploration and corporate development expenses	(0.2)	(1.1)
Increase in amortization of property, plant and mine development	(7.4)	(10.9)
Decrease in general and administrative expense	3.6	13.7
Change in impairment loss on available-for-sale securities	14.9	25.9
Increase in interest expense	(2.0)	(4.0)
Change in gain on sale of available-for-sale securities	5.0	5.3
Change in non cash foreign currency translation	(19.8)	(7.8)
Increase in income and mining taxes	(17.4)	(37.7)
Loss on equity investment	(2.3)	(2.3)
Other	(0.6)	0.3

Total net income (loss) variance	$62.1	$147.0

Three Months Ended June 30, 2014 vs. Three Months Ended June 30, 2013

        Revenues from mining operations increased to $437.8 million in the second quarter of 2014 from $336.4 million in the second quarter of 2013 due primarily to a 45.5% increase in gold production between periods. New production from the Goldex mine's M and E Zones and the La India and Canadian Malartic mines and increased gold grade at the Meadowbank mine in the second quarter of 2014 combined with the planned mill shutdown at the Kittila mine in the second quarter of 2013 resulted in a 101,970 ounce increase in gold production between the second quarter of 2013 and the second quarter of 2014. Partially offsetting the impact of increased production on revenues from mining operations was a 3.4% decrease in the average realized price of gold between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

        Production costs were $239.0 million in the second quarter of 2014, a 5.8% increase compared with $226.0 million in the second quarter of 2013 due primarily to the addition of production costs from new mines in the second quarter of 2014 including $20.7 million relating to the Canadian Malartic mine, $15.0 million relating to the Goldex mine's M and E Zones and $7.3 million relating to the La India mine. The Goldex mine's M and E Zones and the La India mine had not yet achieved commercial production in the second quarter of 2013 and the Company acquired its equity investment in the Canadian Malartic mine on June 16, 2014. Production costs increased by $8.9 million at the Kittila mine between periods as scheduled maintenance resulted in the Kittila mine operating for only 14 days in the second quarter of 2013. Partially offsetting the total increase in production costs between the second quarter of 2013 and the second quarter of 2014 was the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar and a decrease in mining costs at the Meadowbank and LaRonde mines.

        Total weighted average cash costs per ounce of gold produced decreased to $626 on a by-product basis and $725 on a co-product basis in the second quarter of 2014 compared with $785 on a by-product basis and $907 on a co-product basis in the second quarter of 2013 due primarily to increased gold production at the Meadowbank mine, decreased mining costs at the Meadowbank and LaRonde mines, the impact on costs of a weaker Canadian dollar and Mexican peso relative to the US dollar and the addition of new, relatively low cost mines between periods including the La India and Canadian Malartic mines. Partially offsetting the overall decrease in total weighted average cash costs per ounce of gold produced on a by-product basis between the second quarter of 2013 and the second quarter of 2014 were lower by-product revenue credits at the LaRonde and Pinos Altos mines. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) in accordance with US GAAP, see Non-US GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses amounted to $11.6 million in the second quarter of 2014 compared with $11.3 million in the second quarter of 2013 due primarily to increased corporate development and project evaluation expenses and partially offset by lower exploration activity in the United States between periods.

        Amortization of property, plant and mine development increased by $7.4 million to $77.6 million between the second quarter of 2013 and the second quarter of 2014 due primarily to the achievement of commercial production at the La India mine and at the Goldex mine's M and E Zones between periods, partially offset by impairment losses recorded on property, plant and mine development at the Meadowbank and Lapa mines as at December 31, 2013.

        General and administrative expense decreased to $24.8 million during the second quarter of 2014 compared with $28.4 million during the second quarter of 2013 due primarily to reduced legal, employee compensation and benefits and insurance expenses incurred between periods.

        An impairment loss on certain available-for-sale securities of $2.4 million was recorded as at June 30, 2014 compared with $17.3 million as at June 30, 2013. Impairment loss evaluations of available-for-sale securities are based on the severity and duration of their individual unrealized loss positions. A gain of $5.0 million was recorded on the sale of available-for-sale securities in the second quarter of 2014 compared with nil in the second quarter of 2013.

        During the second quarter of 2014, there was a non-cash foreign currency translation loss of $8.7 million mainly attributable to the strengthening of the Canadian dollar and Mexican peso versus the US dollar at June 30, 2014 relative to March 31, 2014. A non-cash foreign currency translation gain of $11.1 million was recorded during the comparative second quarter of 2013.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

        In the second quarter of 2014 the Company had an effective tax rate of 31.5%. In the second quarter of 2013, the Company recorded a loss before income and mining taxes of $23.5 million while income and mining taxes amounted to $0.9 million due to the consideration of non-deductible expenses such as stock-based compensation.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, the Company's effective tax rate is expected to fluctuate in future periods.

        During the second quarter of 2014, the Company recorded a $2.3 million loss relating to its equity investment in Osisko due primarily to the fair value measurement of the net assets acquired, including finished goods inventories, within the Company's equity method investment as at the June 16, 2014 acquisition date.

Six Months Ended June 30, 2014 vs. Six Months Ended June 30, 2013

        In the first six months of 2014, revenues from mining operations increased to $929.6 million from $756.8 million in the first six months of 2013 due primarily to a 50.2% increase in gold production between periods. Increased gold grade and mill recoveries at the Meadowbank and LaRonde mines and new production from the Goldex mine's M and E Zones and the La India and Canadian Malartic mines in the first six months of 2014 combined with the planned mill shutdown at the Kittila mine and the suspension of active leaching at the Creston Mascota deposit at Pinos Altos in the first six months of 2013 resulted in a 231,416 ounce increase in gold production between the first six months of 2013 and the first six months of 2014. Partially offsetting the impact of increased production on revenues from mining operations was an 11.8% decrease in the average realized price of gold between periods.

        Production costs were $463.1 million in the first six months of 2014, a 1.6% increase compared with $456.0 million in the first six months of 2013 due primarily to the addition of production costs from new mines in the first six months of 2014 including $29.8 million relating to the Goldex mine's M and E Zones, $20.7 million relating to the Canadian Malartic mine and $13.2 million relating to the La India mine. The Goldex mine's M and E Zones and the La India mine had not yet achieved commercial production in the first six months of 2013 and the Company acquired its equity investment in the Canadian Malartic mine on June 16, 2014. Production costs increased by $11.2 million at the Kittila mine between periods due primarily to a scheduled mill maintenance shutdown during the first six months of 2013. Partially offsetting the total increase in production costs between the first six months of 2013 and the first six months of 2014 was the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar, a decrease in mining costs at the Meadowbank mine and a reduction in mill throughput at the LaRonde mine.

        Total weighted average cash costs per ounce of gold produced decreased to $579 on a by-product basis and $673 on a co-product basis in the first six months of 2014 compared with $762 on a by-product basis and $956 on a co-product basis in the first six months of 2013 due primarily to increased gold production and decreased mining costs at the Meadowbank and LaRonde mines, the impact on costs of a weaker Canadian dollar and Mexican peso relative to the US dollar and the addition of the relatively low cost La India mine between periods. Partially offsetting the overall decrease in total weighted average cash costs per ounce of gold produced on a by-product basis between the first six months of 2013 and the first six months of 2014 were lower by-product revenue credits at the LaRonde and Pinos Altos mines. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the interim unaudited

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

consolidated statements of income (loss) and comprehensive income (loss) in accordance with US GAAP, see Non-US GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses amounted to $21.0 million in the first six months of 2014 compared with $19.9 million in the first six months of 2013 due primarily to increased corporate development and project evaluation expenses and exploration expenses on the newly acquired Akasaba West property in Quebec, partially offset by lower exploration activity in the United States between periods.

        Amortization of property, plant and mine development increased by $10.9 million to $151.1 million between the first six months of 2013 and the first six months of 2014 due primarily to the achievement of commercial production at the Goldex mine's M and E Zones and at the La India mine, partially offset by impairment losses recorded on property, plant and mine development at the Meadowbank and Lapa mines as at December 31, 2013.

        General and administrative expense decreased to $52.0 million during the first six months of 2014 compared with $65.7 million during the first six months of 2013 due primarily to reduced insurance, employee compensation and benefits and legal expenses incurred between periods.

        Impairment losses on certain available-for-sale securities of $2.4 million were recorded in the first six months of 2014 compared with $28.3 million in the first six months of 2013. Impairment loss evaluations of available-for-sale securities are based on the severity and duration of their individual unrealized loss positions. A gain of $5.3 million was recorded on the sale of available-for-sale securities in the first six months of 2014 compared with nil in the first six months of 2013.

        A non-cash foreign currency translation loss of $0.3 million was recorded during the first six months of 2014 compared with a non-cash foreign currency translation gain of $7.5 million during the first six months of 2013.

        In the first six months of 2014, the Company had an effective tax rate of 29.9%. In the first six months of 2013, the Company recorded income before income and mining taxes of $25.1 million while income and mining taxes amounted to $25.7 million due to the consideration of non-deductible expenses such as stock-based compensation.

        During the first six months of 2014, the Company recorded a $2.3 million loss relating to its equity investment in Osisko due primarily to the fair value measurement of the net assets acquired, including finished goods inventories, within the Company's equity method investment as at the June 16, 2014 acquisition date.

LaRonde mine

        At the LaRonde mine, gold production increased 5.1% to 48,494 ounces in the second quarter of 2014 compared with 46,119 ounces in the second quarter of 2013 due primarily to higher gold grade and improved mill recoveries. Production costs at the LaRonde mine were $45.3 million in the second quarter of 2014, a decrease of 25.2% compared with production costs of $60.6 million in the second quarter of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased underground development and maintenance expenses between periods.

        Gold production increased 26.6% to 107,846 ounces in the first six months of 2014 compared with 85,192 ounces in the first six months of 2013 due primarily to higher gold grade and improved mill recoveries. Production costs at the LaRonde mine were $94.9 million in the first six months of 2014, a decrease of 19.9% compared with production costs of $118.5 million in the first six months of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar, decreased underground development and maintenance expenses and a reduction in mill throughput between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Lapa mine

        At the Lapa mine, gold production decreased 18.8% to 18,821 ounces in the second quarter of 2014 compared with 23,178 ounces in the second quarter of 2013 due primarily to lower gold grade and mill recoveries. Production costs at the Lapa mine were $14.6 million in the second quarter of 2014, a decrease of 19.3% compared with production costs of $18.1 million in the second quarter of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mining expenses between periods.

        Gold production decreased 15.6% to 42,230 ounces in the first six months of 2014 compared with 50,046 ounces in the first six months of 2013 due primarily to lower gold grade. Production costs at the Lapa mine were $30.1 million in the first six months of 2014, a decrease of 13.3% compared with production costs of $34.7 million in the first six months of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mining and underground development expenses between periods.

Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

        During the three and six months ended June 30, 2014, the Company incurred $0.1 million and $2.0 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011. During the three and six months ended June 30, 2013, the Company incurred $2.9 million and $5.5 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

        During the three months ended June 30, 2014, the Goldex mine's M and E Zones produced 23,929 ounces of gold and incurred production costs of $15.0 million. During the six months ended June 30, 2014, the Goldex mine's M and E Zones produced 43,359 ounces of gold and incurred production costs of $29.8 million.

Meadowbank mine

        At the Meadowbank mine, gold production increased 28.6% to 118,161 ounces in the second quarter of 2014 compared with 91,873 ounces in the second quarter of 2013 due primarily to higher gold grade, an increase in tonnes of ore milled and improved mill recoveries. Production costs at the Meadowbank mine were $71.9 million in the second quarter of 2014, a decrease of 20.2% compared with production costs of $90.1 million in the second quarter of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mine maintenance and mining expenses between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

        Gold production increased 58.1% to 274,605 ounces in the first six months of 2014 compared with 173,691 ounces in the first six months of 2013 due primarily to higher gold grade and improved mill recoveries. Production costs at the Meadowbank mine were $143.0 million in the first six months of 2014, a decrease of 22.2% compared with production costs of $183.7 million in the first six months of 2013 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mining, mine maintenance and process plant expenses between periods.

Canadian Malartic mine

        On June 16, 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko. As a result of the acquisition, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

        Each outstanding common share of Osisko was exchanged under the previously announced court-approved plan of arrangement (the "Arrangement") for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share; (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a newly formed company that has commenced trading on the Toronto Stock Exchange.

        Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

        Agnico Eagle has accounted for its joint acquisition of Osisko as an equity method investment. Direct transaction costs totaling $16.7 million were included in the cost of the equity investment in Osisko.

        Agnico Eagle's share of Osisko's June 16, 2014 purchase price was comprised of the following:

  •
  Cash payments totaling $462.7 million;

  •
  33,923,212 Agnico Eagle common shares valued at $1,135.1 million; and

  •
  871,680 Agnico Eagle common shares held in depositary relating to convertible debentures acquired from Osisko recorded as derivative financial instruments and valued at $29.2 million.

        Agnico Eagle purchases 50.0% of the net metal content in the dore produced by its jointly owned equity method investee, the Canadian Malartic General Partnership, by way of a net metal content purchase agreement (the "Agreement"). Net metal content purchases under the Agreement are determined by multiplying the number of troy ounces of gold and silver purchased by the London p.m. fix rate for gold and the London fix rate for silver as quoted by the London Bullion Market Association on the date of shipment. Agnico Eagle then sells the gold and silver externally at prevailing spot market metal prices. Gold and silver purchased by Agnico Eagle from the Canadian Malartic General Partnership is initially recorded in the concentrates and dore bars line item of the interim unaudited consolidated balance sheets and is reclassified upon external sale as an expense in the production line item of the interim unaudited consolidated statements of income (loss) and comprehensive income (loss).

        Between the June 16, 2014 acquisition date and June 30, 2014, Agnico Eagle purchased $20.8 million of gold and $0.3 million of silver from the Canadian Malartic General Partnership. As at June 30, 2014, Agnico Eagle gold and silver purchases totaling $21.1 million remained payable to the Canadian Malartic General

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Partnership. Agnico Eagle's attributable gold production relating to the Canadian Malartic mine was 11,878 ounces and a loss on equity investment of $2.3 million was recorded for the period.

Kittila mine

        At the Kittila mine, gold production of 31,830 ounces in the second quarter of 2014 compared with 5,389 ounces in the second quarter of 2013 as scheduled maintenance resulted in the Kittila mine operating for only 14 days in the second quarter of 2013. Production costs at the Kittila mine were $27.1 million in the second quarter of 2014 compared with $18.2 million in the second quarter of 2013.

        Gold production increased to 70,382 ounces in the first six months of 2014 compared with 48,534 ounces in the first six months of 2013 due primarily to the extended mill shutdown during the second quarter of 2013, partially offset by lower gold grade and mill recoveries between periods. Production costs at the Kittila mine were $56.5 million in the first six months of 2014 compared with $45.3 million in the first six months of 2013 driven primarily by increased throughput due to the 2013 mill shutdown described above and a strengthening of the Euro relative to the US dollar between periods.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased 7.2% to 43,978 ounces in the second quarter of 2014 compared with 47,383 ounces in the second quarter of 2013 due primarily to lower gold grade milled and decreased mill recoveries. Production costs at the Pinos Altos mine were $30.0 million in the second quarter of 2014, a decrease of 13.0% compared with production costs of $34.5 million in the second quarter of 2013 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad, offset partially by increased mill throughput between periods.

        Gold production decreased 2.6% to 89,195 ounces in the first six months of 2014 compared with 91,547 ounces in the first six months of 2013 due primarily to lower gold and silver grade and decreased mill recoveries. Production costs at the Pinos Altos mine were $61.9 million in the first six months of 2014, a decrease of 6.4% compared with production costs of $66.2 million in the first six months of 2013 driven primarily by a decrease in tonnes of ore stacked on the heap leach pad and a weakening of the Mexican peso relative to the US dollar, offset partially by increased mill throughput between periods.

Creston Mascota deposit at Pinos Altos

        On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. On March 13, 2013, production resumed at the Creston Mascota deposit at Pinos Altos from the Phase Two leach pad.

        At the Creston Mascota deposit at Pinos Altos, gold production increased 10.0% to 11,159 ounces in the second quarter of 2014 compared with 10,147 ounces in the second quarter of 2013 due primarily to an increase in ore stacked on the heap leach pad. Production costs at the Creston Mascota deposit at Pinos Altos were $6.9 million in the second quarter of 2014 compared with $4.4 million in the second quarter of 2013 due primarily to increased regional, open pit and administration expenses, partially offset by a weakening of the Mexican peso relative to the US dollar between periods.

        Gold production increased to 21,476 ounces in the first six months of 2014 compared with 12,054 ounces in the first six months of 2013 due primarily to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013. Production costs at the Creston Mascota deposit at Pinos Altos were $12.9 million in the first six months of 2014 compared with $7.5 million in the first six months of 2013 due primarily to the temporary suspension of active leaching described above.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

La India mine

        The La India mine achieved commercial production on February 1, 2014. During the three months ended June 30, 2014, the La India mine produced 17,809 ounces of gold and incurred production costs of $7.3 million. During the six months ended June 30, 2014 the La India mine produced 31,509 ounces of gold, including 3,492 ounces of gold produced prior to the achievement of commercial production, and incurred production costs of $13.2 million.

Liquidity and Capital Resources

        As at June 30, 2014, the Company's cash and cash equivalents, short-term investments and restricted cash totaled $275.1 million compared with $170.0 million at December 31, 2013. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $585.9 million at June 30, 2014 compared with $594.2 million at December 31, 2013.

Operating Activities

        Cash provided by operating activities increased by $122.4 million to $197.7 million in the second quarter of 2014 compared with $75.3 million in the second quarter of 2013 due primarily to a 45.5% increase in gold production, the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar between periods on costs and a $3.6 million decrease in general and administrative expense. Partially offsetting these positive impacts on cash provided by operating activities was a 3.4% decrease in the average realized price of gold between periods.

        Cash provided by operating activities increased to $445.4 million in the first six months of 2014 compared with $221.4 million in the first six months of 2013 due primarily to a 50.2% increase in gold production, the impact of a weaker Canadian dollar and Mexican peso relative to the US dollar between periods on costs and a $13.7 million decrease in general and administrative expense Partially offsetting these positive impacts on cash provided by operating activities was an 11.8% decrease in the average realized price of gold between periods.

Investing Activities

        Cash used in investing activities increased to $536.3 million in the second quarter of 2014 compared with $218.3 million in the second quarter of 2013 due primarily to $464.9 million in cash expenditures associated with the Company's June 16, 2014 equity investment in Osisko, partially offset by a $70.3 million reduction in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the second quarter of 2013 relating to the La India project and the Goldex mine's M and E Zones. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013 and at the La India mine in February 2014.

        In the second quarter of 2013, the Company purchased $39.6 million in available-for-sale securities and warrants compared with nil in the second quarter of 2014. In the second quarter of 2014, the Company received net proceeds of $39.5 million from the sale of available-for-sale securities compared with nil in the second quarter of 2013. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

        Cash used in investing activities increased to $641.9 million in the first six months of 2014 compared with $359.8 million in the first six months of 2013 due primarily to $464.9 million in cash expenditures associated with the Company's June 16, 2014 equity investment in Osisko, partially offset by a $102.1 million reduction in capital expenditures between periods. The decrease in capital expenditures between periods is primarily attributable to significant pre-commercial production construction expenditures incurred in the first six months of 2013 relating to the La India project and the Goldex mine's M and E Zones and a $17.9 million reduction in sustaining capital expenditures at the Meadowbank mine.

        In the first six months of 2014, the Company purchased $13.4 million in available-for-sale securities and warrants compared with $52.3 million in the first six months of 2013. In the first six months of 2014, the Company received net proceeds of $40.1 million from the sale of available-for-sale securities compared with nil in the first six months of 2013.

Financing Activities

        Cash provided by financing activities of $395.9 million in the second quarter of 2014 compared with cash provided by financing activities of $18.7 million in the second quarter of 2013. The primary driver of the increase in cash provided by financing activities between periods was a $400.0 million net drawdown on the Credit Facility during the second quarter of 2014 compared with a $50.0 million drawdown on the Credit Facility during the second quarter of 2013, partially offset by an $18.8 million reduction in dividends paid between periods.

        Cash provided by financing activities of $297.8 million in the first six months of 2014 compared with cash used in financing activities of $50.8 million in the first six months of 2013. The primary driver of the change between periods was a $320.0 million net drawdown on the Credit Facility during the first six months of 2014 compared with a $20.0 million net drawdown on the Credit Facility during the first six months of 2013, partially offset by a $36.7 million reduction in dividends paid between periods.

        On May 1, 2014, the Company declared a cash dividend payable on June 16, 2014. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2014, the Company paid dividends of $12.9 million compared with $31.8 million in the second quarter of 2013. In the first six months of 2014, the Company paid dividends of $24.9 million compared with $61.6 million in the first six months of 2013. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remained unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017 and pricing terms were amended. As at June 30, 2014, the Company's outstanding balance under the Credit Facility was $520.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.1 million at June 30, 2014. As at June 30, 2014, $678.9 million was available for future drawdown under the Credit Facility.

        On November 5, 2013, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$150.0 million to C$175.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at June 30, 2014, $159.6 million had been drawn under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        The Company was in compliance with all covenants contained within the Credit Facility, Letter of Credit Facility, 2012 Notes and 2010 Notes as at June 30, 2014.

        The Company issued common shares for gross proceeds of $11.3 million in the second quarter of 2014 attributable to the Company's employee stock option plan exercises, the incentive share purchase plan and the dividend re-investment plan. In the second quarter of 2013, the Company issued common shares for gross proceeds of $3.9 million due primarily to issuances under the Company's incentive share purchase plan. Gross proceeds from the issuance of common shares amounted to $15.9 million for both the first six months of 2014 and the first six months of 2013.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments.

Recently Adopted and Recently Issued Accounting Pronouncements and Developments

        See the Company's interim unaudited consolidated financial statements for Recently Adopted and Recently Issued Accounting Pronouncements and Developments.

International Financial Reporting Standards

        As permitted by both the US Securities and Exchange Commission ("SEC") in the United States and the CSA in Canada, Agnico Eagle currently prepares and files its consolidated financial statements in accordance with US GAAP. Generally accepted accounting principles for Canadian publicly accountable enterprises became International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") in 2011 and the SEC now accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle has decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

        The Company has commenced the process of converting its basis of accounting from US GAAP to IFRS with a transition date of January 1, 2013. Agnico Eagle anticipates reporting under IFRS for interim and annual periods beginning in the third quarter of 2014, with comparative information restated under IFRS.

        The adoption of IFRS may require the Company to make changes in accounting policies that may have an impact on its reported financial position and results of operations. Where accounting policy alternatives are

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

available, Agnico Eagle's primary objective will be the selection of IFRS accounting policies that provide meaningful and transparent information to shareholders.

        The Company has developed a detailed IFRS conversion plan which includes the following three phases and the key activities to be performed in each phase:

  •
  Assessment phase:  During this now completed phase, the Company established a steering committee and IFRS working group, developed a detailed project plan, designed and implemented internal controls over the IFRS conversion plan and evaluated the high level differences between US GAAP and IFRS that may have an impact on the Company.

  •
  Impact analysis and design phase:  This phase involves the detailed analysis and quantification of the differences between Agnico Eagle's accounting policies under US GAAP and IFRS, the selection of IFRS accounting policies, the assessment of the impact on financial information systems and the development of a strategy for capturing IFRS comparative financial information, the incorporation of IFRS accounting policy and process changes into the Company's internal controls, the assessment of contractual arrangements and budgeting processes for IFRS conversion impacts and the provision of technical training to key finance and other personnel. This phase is in process and is expected to be completed during the third quarter of 2014.

  •
  Implementation phase:  This phase involves the implementation of changes to the Company's accounting policies and business processes as identified through the impact analysis and design phase and the revision of the Company's Accounting Policies and Procedures Manual to reflect these changes. The implementation phase will culminate in the preparation of IFRS consolidated financial statements including first-time adoption reconciliations from US GAAP in the third quarter of 2014.

        During the second quarter of 2014, the Company continued to execute on the impact analysis and design phase of its IFRS conversion plan. Specific IFRS conversion plan milestones achieved include the selection of IFRS accounting policies and the identification of differences between US GAAP and IFRS requiring adjustment to the opening balance sheet and comparative financial information. The Company is in the process of quantifying IFRS transition adjustments and preparing skeleton financial statements for the anticipated completion of IFRS financial statements in the third quarter of 2014. A progress update regarding Agnico Eagle's IFRS conversion plan was provided to the Company's Audit Committee subsequent to the end of the second quarter of 2014.

        Significant identified differences between US GAAP and IFRS and available IFRS accounting policy choices that are expected to have an impact on the Company's consolidated financial statements are outlined below. These differences should not be regarded as a complete list of changes that will result from the transition to IFRS, rather they encompass management's evaluation of significant differences between US GAAP and IFRS and available IFRS accounting policy choices as they currently exist. At this stage in the IFRS conversion plan, the Company has not quantified the anticipated impact of these differences on our consolidated financial statements.

First-time adoption of IFRS

        IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that IFRS effective at the end of an entity's first IFRS reporting period be applied retrospectively, with specific mandatory exceptions and certain optional exemptions. In accordance with its IFRS conversion plan, Agnico Eagle's first IFRS reporting period will be the third quarter of 2014.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Impairment

        Under US GAAP, a two-step approach is used for long-lived asset impairment testing whereby long-lived assets are first tested for recoverability based on their expected undiscounted cash flows. If a long-lived asset's expected undiscounted cash flow exceeds the recorded carrying amount, no impairment charge is required. If the expected undiscounted cash flow is lower than the recorded carrying amount, the long-lived assets are written down to their estimated fair value. US GAAP does not permit the reversal of impairment losses.

        Under IFRS, IAS 36 Impairment of Assets ("IAS 36") prescribes a one-step approach for asset impairment testing and measurement whereby an asset's recoverable amount is compared directly against its recorded carrying amount. Under IAS 36, an asset's recoverable amount is determined as the higher of the estimated fair value less costs to sell or value in use (which is measured using discounted cash flows). If an asset's recoverable amount is less than the recorded carrying amount, an impairment charge is required. IAS 36 also requires the reversal of previously recorded impairment losses where circumstances have changed such that the impairments have been reduced. The reversal of previously recorded impairment losses does not apply to goodwill.

        The difference in the approach to asset impairment testing and measurement may result in more frequent impairment charges under IFRS, where asset carrying values previously supported under US GAAP on an undiscounted cash flow basis cannot be supported on a discounted cash flow basis. However, the impact of any additional asset impairments recorded under IFRS may be partially offset by the requirement to reverse previously recorded impairment losses where circumstances have changed.

        As a first-time adopter of IFRS, the Company is required to evaluate each of its cash generating units as at the IFRS transition date to determine whether there are any indicators of impairment that warrant the recognition of an impairment loss or whether there are indicators for the reversal of previous impairment losses. The Company is in the process of quantifying the recoverable amount of its cash generating units to determine where adjustments may be required to the carrying value of assets.

Production Stripping Costs

        Under US GAAP, the cost of removing overburden and waste materials to expose ore and access mineral deposits for extraction during the production phase of a surface mine ("production stripping costs") are accounted for as production costs and are included in the cost of the inventory produced during the period in which the stripping costs are incurred.

        Under IFRS, IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") requires that production stripping costs relating to improved access to ore be capitalized as part of a non-current stripping activity asset if probable future economic benefits will be realized, the costs can be reliably measured and the component of an ore body for which access has been improved can be identified. To the extent that ore is extracted and inventory is produced in the current period, IFRIC 20 instead prescribes that production stripping costs be accounted for as part of the cost of the inventory produced.

        The difference in approach to accounting for production stripping costs will result in a decrease in production costs and an increase in amortization expense relating to the recognition of non-current stripping activity assets under IFRS.

        IFRIC 20 provides an optional exemption which permits entities to evaluate the previously recognized asset balance that resulted from stripping activities at the adoption date and reclassify the portion of such asset that relates to improved access to future ore as a non-current stripping activity asset. The Company is in the process of quantifying the amount to be reclassified for each of its mines.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Exploration and Evaluation

        Under US GAAP, the Company accounts for exploration and evaluation ("E&E") expenditures as current period operating expenses until it is determined that a mining property can be economically developed as a result of established proven and probable reserves. Once proven and probable reserves are established based on the results of a final feasibility study, the costs of drilling and development to further delineate the ore body are capitalized.

        IFRS 6 Exploration for and Evaluation of Mineral Resources ("IFRS 6") provides guidance related to expenditures incurred during the E&E phase. IFRS 6 requires entities to select and consistently apply an accounting policy that specifies which expenditures are capitalized as E&E assets. However, IFRS 6 provides no specific guidance as to when E&E expenditures are to be capitalized.

        Under IFRS, the Company will capitalize mineral exploration costs when it is determined that the mining property can be economically developed. As there has been no significant change to the Company's accounting policy for mineral exploration costs, the Company does not anticipate an adjustment to its opening balance sheet.

Revenue Recognition

        Revenue recognition criteria under IAS 18 Revenue include the probability that economic benefits associated with the transaction will flow to the entity and that the revenue can be measured reliably. The Company does not expect that the point at which it recognizes revenue will change under IFRS.

Property, Plant and Mine Development

        Under IFRS, IAS 16 Property, Plant and Equipment requires the separate identification and measurement of significant individual components of property, plant and equipment, with individual components depreciated based on their individual useful lives. The Company will assess whether an adjustment relating to the retrospective application and depreciation of components is required to its opening January 1, 2013 balance sheet under IFRS.

        Under US GAAP, the Company records revenue recognized prior to the achievement of commercial production in production costs. Under IFRS, revenue recognized prior to the achievement of commercial production that is directly attributable to asset commissioning is recorded as a reduction to the cost of the related asset. The difference in approach to accounting for revenue recognized prior to the achievement of commercial production will result in an increase in production costs and a decrease in property, plant and mine development under IFRS. The Company is in the process of identifying those amounts that were recognized as a reduction of production costs in past periods to calculate the required adjustment to property, plant and mine development at the opening balance sheet date.

Reclamation Provision

        Under US GAAP, the Company records reclamation provisions based on the estimated cash flows at the time of the closure and reclamation of mining properties, discounted to the reporting date using a credit adjusted risk-free rate. Subsequent to a reclamation provision being recorded, changes are recorded only as a result of accretion and changes in the timing or amount of estimated future reclamation cash flows. Where reclamation cash flows are expected to increase, the revised estimated reclamation cash flows are discounted using a current credit-adjusted risk-free rate. Where reclamation cash flows are expected to decrease, the revised estimated reclamation cash flows are discounted using the credit-adjusted risk-free rate applied in the original reclamation provision calculation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

        Under IFRS, IAS 37 Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") requires that reclamation provisions be measured at each reporting date applying current foreign exchange rates, risk-free discount rates and estimations of the timing and amount of future reclamation cash flows. Any subsequent changes to reclamation provisions are recognized in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities ("IFRIC 1") applying current foreign exchange rates and risk-free discount rates as a result of changes in the timing or amount of estimated future reclamation cash flows.

        The Company will elect to take the optional exemption under IFRS 1 to measure reclamation provisions as of its January 1, 2013 transition date in accordance with IAS 37. By electing this exemption, the Company will apply the requirements of IFRIC 1 prospectively from its January 1, 2013 opening balance sheet date by estimating the amount that would have been included in the cost of the related asset when the provision first arose and calculating accumulated depreciation based on the asset's current estimated useful life. The Company is in the process of quantifying the required adjustments to the opening balances of property, plant and mine development and reclamation provisions in accordance with IFRS.

        Under US GAAP, the Company records reclamation provision accretion as a production cost. IFRS requires reclamation provision accretion to be recorded as a borrowing cost.

Income Taxes

        Under US GAAP, income taxes are measured applying enacted tax rates. Under IFRS, income taxes are measured applying enacted or substantively enacted tax rates.

        For interim reporting under US GAAP, the Company accounts for taxes using a global weighted average annual effective tax rate. Under IFRS, the Company will be required to account for taxes each reporting period by applying the separate annual effective tax rates for each jurisdiction and for each type of income.

        The recognition of deferred taxes on foreign exchange rate changes and tax indexing on non-monetary assets and liabilities in a foreign currency is required under IFRS, while it is not permitted under US GAAP.

        In certain circumstances under IFRS, deferred tax accounting is not applied on the initial recognition of an asset or liability (referred to as the "Initial Recognition Exemption"). The Initial Recognition Exemption is not available under US GAAP.

        Agnico Eagle is in the process of quantifying the required adjustments to deferred tax assets and liabilities in accordance with IAS 12 Income Taxes, wherein the most significant impact to be recognized is expected to be the recognition of deferred taxes related to tax versus functional currencies. The opening balance sheet adjustment to deferred taxes will also include the tax effects of other opening balance sheet IFRS adjustments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO") and the Senior Vice-President, Finance and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of interim unaudited consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

control over financial reporting in the second quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-US GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income (loss), total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. Non-US GAAP financial performance measures should be considered together with other data prepared in accordance with US GAAP.

Adjusted Net Income (Loss)

        Adjusted net income (loss) is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income (loss) as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income (loss) is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with US GAAP.

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)
Impairment loss on available-for-sale securities	2,419	17,313	2,419	28,308
Gain on sale of available-for-sale securities	(5,016)	—	(5,289)	—
Foreign currency translation loss (gain)	8,666	(11,120)	326	(7,462)
Stock options expense	5,076	4,289	14,550	15,497
Mark-to-market (gain) loss on warrants	(2,197)	3,223	(5,326)	1,758
Mark-to-market loss on common shares held in depositary relating to convertible debentures acquired from Osisko	4,219	—	4,219	—
Loss on equity investment	2,325	—	2,325	—
Other	(382)	6,107	(196)	11,500

Adjusted net income (loss) for the period	$52,786	$(4,568)	$159,556	$49,080

Net income (loss) per share — basic	$0.20	$(0.14)	$0.81	$(0.00)
Net income (loss) per share — diluted	$0.20	$(0.14)	$0.81	$(0.00)
Adjusted net income (loss) per share — basic	$0.28	$(0.03)	$0.89	$0.28
Adjusted net income (loss) per share — diluted	$0.28	$(0.03)	$0.89	$0.28

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP generally accepted industry measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

        Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is the method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

        The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs as presented in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) in accordance with US GAAP.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs per the interim unaudited consolidated statements of income (loss) and comprehensive income (loss)	$239,006	$225,951	$463,097	$456,004
Adjusted production costs:
LaRonde mine	45,340	60,624	94,927	118,527
Lapa mine	14,643	18,094	30,096	34,704
Goldex mine(i)	15,028	—	29,819	—
Meadowbank mine	71,892	90,136	142,961	183,725
Canadian Malartic mine(ii)	8,636	—	8,636	—
Kittila mine(iii)	27,107	—	56,532	27,182
Pinos Altos mine	30,033	34,511	61,919	66,163
Creston Mascota deposit at Pinos Altos(iv)	6,901	4,427	12,929	4,427
La India mine(v)	7,335	—	13,187	—

Total adjusted production costs	$226,915	$207,792	$451,006	$434,728

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(vi) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$45,340	$60,624	$94,927	$118,527
Adjustments:
Inventory and other adjustments(vii)	10,700	2,846	19,163	14,885
Non-cash reclamation provision	(584)	(534)	(1,161)	(1,076)

Cash operating costs (co-product basis)	$55,456	$62,936	$112,929	$132,336
By-product metal revenues	(21,947)	(20,205)	(43,645)	(61,538)

Cash operating costs (by-product basis)	$33,509	$42,731	$69,284	$70,798
Gold production (ounces)	48,494	46,119	107,846	85,192
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$1,144	$1,365	$1,047	$1,553

By-product basis	$691	$927	$642	$831

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$14,643	$18,094	$30,096	$34,704
Adjustments:
Inventory and other adjustments(vii)	1,307	(1,393)	1,466	305
Non-cash reclamation provision	(17)	(17)	(34)	(34)

Cash operating costs (co-product basis)	$15,933	$16,684	$31,528	$34,975
By-product metal revenues	(1)	(6)	(3)	(17)

Cash operating costs (by-product basis)	$15,932	$16,678	$31,525	$34,958
Gold production (ounces)	18,821	23,178	42,230	50,046
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$847	$720	$747	$699

By-product basis	$847	$720	$747	$699

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(i)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$15,028	$—	$29,819	$—
Adjustments:
Inventory and other adjustments(vii)	627	—	(411)	—
Non-cash reclamation provision	(3)	—	(6)	—

Cash operating costs (co-product basis)	$15,652	$—	$29,402	$—
By-product metal revenues	(5)	—	(11)

Cash operating costs (by-product basis)	$15,647	$—	$29,391	$—
Gold production (ounces)	23,929	—	43,359
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$654	$—	$678	$—

By-product basis	$654	$—	$678	$—

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$71,892	$90,136	$142,961	$183,725
Adjustments:
Inventory and other adjustments(vii)	3,168	1,530	4,480	2,620
Non-cash reclamation provision	(578)	(387)	(1,150)	(780)
Stripping costs(viii)	(5,825)	(6,921)	(9,137)	(13,045)

Cash operating costs (co-product basis)	$68,657	$84,358	$137,154	$172,520
By-product metal revenues	(493)	(531)	(1,045)	(1,192)

Cash operating costs (by-product basis)	$68,164	$83,827	$136,109	$171,328
Gold production (ounces)	118,161	91,873	274,605	173,691
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$581	$918	$499	$993

By-product basis	$577	$912	$496	$986

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(ii)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$8,636	$—	$8,636	$—
Adjustments:
Inventory and other adjustments(vii)	48	—	48	—
Stripping costs(viii)	$(1,057)	—	$(1,057)	—

Cash operating costs (co-product basis)	$7,627	$—	$7,627	$—
By-product metal revenues	(329)	—	(329)

Cash operating costs (by-product basis)	$7,298	$—	$7,298	$—
Gold production (ounces)	11,878	—	11,878
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$642	$—	$642	$—

By-product basis	$614	$—	$614	$—

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(iii)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$27,107	$—	$56,532	$27,182
Adjustments:
Inventory and other adjustments(vii)	530	—	1,762	(106)
Non-cash reclamation provision	(182)	—	(148)	(120)

Cash operating costs (co-product basis)	$27,455	$—	$58,146	$26,956
By-product metal revenues	(24)	—	(61)	(31)

Cash operating costs (by-product basis)	$27,431	$—	$58,085	$26,925
Gold production (ounces)	31,830	—	70,382	43,145
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$863	$—	$826	$625

By-product basis	$862	$—	$825	$624

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$30,033	$34,511	$61,919	$66,163
Adjustments:
Inventory and other adjustments(vii)	913	839	911	1,012
Non-cash reclamation provision	(93)	(74)	(186)	(148)
Stripping costs(viii)	(1,531)	(1,251)	(3,261)	(2,570)

Cash operating costs (co-product basis)	$29,322	$34,025	$59,383	$64,457
By-product metal revenues	(8,165)	(10,525)	(17,885)	(27,694)

Cash operating costs (by-product basis)	$21,157	$23,500	$41,498	$36,763
Gold production (ounces)	43,978	47,383	89,195	91,547
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$667	$718	$666	$704

By-product basis	$481	$496	$465	$402

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(iv)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$6,901	$4,427	$12,929	$4,427
Adjustments:
Inventory and other adjustments(vii)	403	1,197	1,084	1,197
Non-cash reclamation provision	(50)	(37)	(99)	(37)
Stripping costs(viii)	—	(332)	—	(332)

Cash operating costs (co-product basis)	$7,254	$5,255	$13,914	$5,255
By-product metal revenues	(376)	(206)	(710)	(206)

Cash operating costs (by-product basis)	$6,878	$5,049	$13,204	$5,049
Gold production (ounces)	11,159	10,147	21,476	10,147
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$650	$518	$648	$518

By-product basis	$616	$498	$615	$498

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

La India Mine — Total Cash Costs per Ounce of Gold Produced(v)(vi)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$7,335	$—	$13,187	$—
Adjustments:
Inventory and other adjustments(vii)	1,677	—	817	—
Non-cash reclamation provision	(42)	—	(84)	—

Cash operating costs (co-product basis)	$8,970	$—	$13,920	$—
By-product metal revenues	(830)	—	(1,429)

Cash operating costs (by-product basis)	$8,140	$—	$12,491	$—
Gold production (ounces)	17,809	—	28,017
Total cash costs per ounce of gold produced ($ per ounce)(vi):

Co-product basis	$504	$—	$497	$—

By-product basis	$457	$—	$446	$—

Reconciliation of Production Costs to Minesite Costs per Tonne(ix) by Mine

LaRonde Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014		Three Months Ended June 30, 2013		Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
Production costs		$45,340		$60,624		$94,927		$118,527
Adjustments:
Inventory adjustment(x)		2,666		(4,540)		3,814		(4,106)
Non-cash reclamation provision		(584)		(534)		(1,161)		(1,076)

Minesite operating costs		$47,422		$55,550		$97,580		$113,345
Minesite operating costs (thousands of C$)	C$	51,564	C$	57,334	C$	106,645	C$	115,754
Tonnes of ore milled (thousands of tonnes)		564		559		1,121		1,153

Minesite costs per tonne (C$)(ix)	C$	91	C$	103	C$	95	C$	100

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Lapa Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014		Three Months Ended June 30, 2013		Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
Production costs		$14,643		$18,094		$30,096		$34,704
Adjustments:
Inventory adjustment(x)		1,340		(1,434)		1,458		237
Non-cash reclamation provision		(17)		(17)		(34)		(34)

Minesite operating costs		$15,966		$16,643		$31,520		$34,907
Minesite operating costs (thousands of C$)	C$	17,382	C$	17,398	C$	34,508	C$	35,843
Tonnes of ore milled (thousands of tonnes)		163		159		320		319

Minesite costs per tonne (C$)(ix)	C$	107	C$	110	C$	108	C$	112

Goldex Mine — Minesite Costs per Tonne(i)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014		Three Months Ended June 30, 2013		Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
Production costs		$15,028		$—		$29,819		$—
Adjustments:
Inventory adjustment(x)		686		—		(332)		—
Non-cash reclamation provision		(3)		—		(6)		—

Minesite operating costs		$15,711		$—		$29,481		$—
Minesite operating costs (thousands of C$)	C$	17,115	C$	—	C$	32,283	C$	—
Tonnes of ore milled (thousands of tonnes)		518		—		1,003		—

Minesite costs per tonne (C$)(ix)	C$	33	C$	—	C$	32	C$	—

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Meadowbank Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014		Three Months Ended June 30, 2013		Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
Production costs		$71,892		$90,136		$142,961		$183,725
Adjustments:
Inventory adjustment(x)		3,551		1,227		4,940		2,129
Non-cash reclamation provision		(578)		(387)		(1,150)		(780)
Stripping costs(viii)		(5,825)		(6,921)		(9,137)		(13,045)

Minesite operating costs		$69,040		$84,055		$137,614		$172,029
Minesite operating costs (thousands of C$)	C$	74,896	C$	85,752	C$	149,792	C$	174,353
Tonnes of ore milled (thousands of tonnes)		1,051		1,029		2,045		2,048

Minesite costs per tonne (C$)(ix)	C$	71	C$	83	C$	73	C$	85

Canadian Malartic Mine — Minesite Costs per Tonne(ii)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014		Three Months Ended June 30, 2013		Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
Production costs		$8,636		$—		$8,636		$—
Adjustments:
Stripping costs(viii)		$(1,057)		—		$(1,057)		—

Minesite operating costs		$7,579		$—		$7,579		$—
Minesite operating costs (thousands of C$)	C$	8,160	C$	—	C$	8,160	C$	—
Tonnes of ore milled (thousands of tonnes)		398		—		398		—

Minesite costs per tonne (C$)(ix)	C$	21	C$	—	C$	21	C$	—

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Kittila Mine — Minesite Costs per Tonne(iii)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$27,107	$—	$56,532	$27,182
Adjustments:
Inventory adjustment(x)	415	—	1,496	(294)
Non-cash reclamation provision	(182)	—	(148)	(120)

Minesite operating costs	$27,340	$—	$57,880	$26,768
Minesite operating costs (thousands of €)	€20,163	€—	€42,707	€20,580
Tonnes of ore milled (thousands of tonnes)	248	—	555	267

Minesite costs per tonne (€)(ix)	€81	€—	€77	€77

Pinos Altos Mine — Minesite Costs per Tonne(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$30,033	$34,511	$61,919	$66,163
Adjustments:
Inventory adjustment(x)	465	(103)	(97)	(506)
Non-cash reclamation provision	(93)	(74)	(186)	(148)
Stripping costs(viii)	(1,531)	(1,251)	(3,261)	(2,570)

Minesite operating costs	$28,874	$33,083	$58,375	$62,939
Tonnes of ore processed (thousands of tonnes)	655	665	1,279	1,391

Minesite costs per tonne (US$)(ix)	$44	$50	$46	$45

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iv)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$6,901	$4,427	$12,929	$4,427
Adjustments:
Inventory adjustment(x)	335	1,125	918	1,125
Non-cash reclamation provision	(50)	(37)	(99)	(37)
Stripping costs(viii)	—	(332)	—	(332)

Minesite operating costs	$7,186	$5,183	$13,748	$5,183
Tonnes of ore processed (thousands of tonnes)	395	363	774	363

Minesite costs per tonne (US$)(ix)	$18	$14	$18	$14

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

La India Mine — Minesite Costs per Tonne(v)(ix)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Production costs	$7,335	$—	$13,187	$—
Adjustments:
Inventory adjustment(x)	1,518	—	579	—
Non-cash reclamation provision	(42)	—	(84)	—

Minesite operating costs	$8,811	$—	$13,682	$—
Tonnes of ore processed (thousands of tonnes)	1,138	—	1,825	—

Minesite costs per tonne (US$)(ix)	$8	$—	$8	$—

Notes:

(i)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko. As a result of the acquisition, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle has accounted for its joint acquisition of Osisko as an equity method investment. The financial and operational information included in this MD&A relating to the Canadian Malartic mine represents the Company's 50.0% equity method investment interest for the period June 16, 2014 through June 30, 2014. Canadian Malartic mine production costs of $8,636,000 are calculated from the equity method investee's perspective, excluding non-cash reclamation provisions and production costs associated with unsold concentrates, solely for the purpose of calculating Agnico Eagle's non-US GAAP financial performance measures of total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced. Canadian Malartic mine production costs of $20,727,000 are included in Agnico Eagle's interim unaudited consolidated statements of income (loss) and comprehensive income (loss) and represent the cost of gold and silver purchased by the Company from the Canadian Malartic General Partnership and sold externally by Agnico Eagle during the period.

(iii)
Excludes the Kittila mine's results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159,000 in production costs and produced 5,389 ounces of gold during the second quarter of 2013, which was excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iv)
Excludes results from the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 due to an unexpected movement of leached ore at the Phase One leach pad, resulting in the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117,000 in production costs during the first quarter of 2013 which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(v)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

  to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(viii)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(ix)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(x)
This inventory adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

        Based on the recommendations of the World Gold Council in 2013, the Company has modified its calculation of all-in sustaining costs per ounce of gold produced for 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and six months ended June 30, 2014 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Production costs per the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) (thousands of United States dollars)	$239,006	$463,097
Adjusted gold production (ounces)(i)(ii)	326,059	688,988
Production costs per ounce of adjusted gold production(i)(ii)	$733	$672
Adjustments:
Canadian Malartic mine adjustments(ii)	(37)	(18)
Inventory and other adjustments(iii)	60	43
Non-cash reclamation provision	(5)	(4)
Stripping costs(iv)	(26)	(20)

Total cash costs per ounce of gold produced (co-product basis)(v)	725	673
By-product metal revenues	(99)	(94)

Total cash costs per ounce of gold produced (by-product basis)(v)	626	579

Adjustments:
Sustaining capital expenditures (including capitalized exploration and stripping costs)	251	215
General and administrative expenses (including stock options)	76	76
Non-cash reclamation provision	5	4

All-in sustaining costs per ounce of gold produced (by-product basis)	$958	$874

By-product metal revenues	99	94

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,057	$968

Notes:

(i)
Excludes 3,492 ounces of payable gold production from the La India mine during the first quarter of 2014 as they preceded the La India mine's achievement of commercial production on February 1, 2014.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko. As a result of the acquisition, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle has accounted for its joint acquisition of Osisko as an equity method investment. The financial and operational information included in this MD&A relating to the Canadian Malartic mine represents the Company's 50.0% equity method investment interest for the period June 16, 2014 through June 30, 2014. Canadian Malartic mine production costs of $8,636,000 are calculated from the equity method investee's perspective, excluding non-cash reclamation provisions and production costs associated with unsold concentrates, solely for the purpose of calculating Agnico Eagle's non-US GAAP financial performance measures of total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced. Canadian Malartic mine production costs of $20,727,000 are included in Agnico Eagle's interim unaudited consolidated statements of income (loss) and comprehensive income (loss) and represent the cost of gold and silver purchased by the Company from the Canadian Malartic General Partnership and sold externally by Agnico Eagle during the period.

(iii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iv)
The Company reports total cash costs per ounce of gold produced using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced to the Company's peers within the mining industry.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with United States GAAP)
for the three and six months ended June 30, 2014

(v)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Operating margin(i) by mine:
Northern Business:
LaRonde mine	$27,820	$14,372	$70,937	$47,667
Lapa mine	8,763	16,643	24,000	38,431
Goldex mine(ii)	13,674	—	24,253	—
Meadowbank mine	80,644	32,382	200,615	68,885
Canadian Malartic mine(iii)	547	—	547	—
Kittila mine	14,002	(112)	33,039	44,844
Southern Business:
Pinos Altos mine	33,324	41,708	71,921	97,746
Creston Mascota deposit at Pinos Altos	7,336	5,480	14,847	3,269
La India mine(iv)	12,678	—	26,305	—

Total operating margin(i)	198,788	110,473	466,464	300,842
Amortization of property, plant and mine development	77,570	70,128	151,107	140,199
Exploration, corporate and other	62,857	63,805	103,091	135,495

Income (loss) before income and mining taxes and other items	58,361	(23,460)	212,266	25,148
Income and mining taxes expense	18,360	920	63,413	25,669
Loss on equity investment	2,325	—	2,325	—

Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)

Net income (loss) per share — basic (US$)	$0.20	$(0.14)	$0.81	$(0.00)
Net income (loss) per share — diluted (US$)	$0.20	$(0.14)	$0.81	$(0.00)
Cash flows:
Cash provided by operating activities	$197,709	$75,298	$445,438	$221,370
Cash used in investing activities	$(536,264)	$(218,282)	$(641,885)	$(359,761)
Cash provided by (used in) financing activities	$395,895	$18,677	$297,808	$(50,827)
Realized prices (US$):
Gold (per ounce)	$1,291	$1,336	$1,300	$1,474
Silver (per ounce)	$19.45	$18.72	$20.06	$23.77
Zinc (per tonne)	$2,142	$1,753	$2,096	$1,895
Copper (per tonne)	$6,893	$6,551	$6,594	$7,012

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Payable production(v):
Gold (ounces):
Northern Business:
LaRonde mine	48,494	46,119	107,846	85,192
Lapa mine	18,821	23,178	42,230	50,046
Goldex mine(ii)	23,929	—	43,359	—
Meadowbank mine	118,161	91,873	274,605	173,691
Canadian Malartic mine(iii)	11,878	—	11,878	—
Kittila mine	31,830	5,389	70,382	48,534
Southern Business:
Pinos Altos mine	43,978	47,383	89,195	91,547
Creston Mascota deposit at Pinos Altos	11,159	10,147	21,476	12,054
La India mine(iv)	17,809	—	31,509	—

Total gold (ounces)	326,059	224,089	692,480	461,064

Silver (thousands of ounces):
Northern Business:
LaRonde mine	345	424	694	1,035
Meadowbank mine	25	23	51	45
Canadian Malartic mine(iii)	10	—	10	—
Kittila mine	1	—	3	2
Southern Business:
Pinos Altos mine	422	605	882	1,218
Creston Mascota deposit at Pinos Altos	18	14	34	17
La India mine(iv)	40	—	67	—

Total Silver (thousands of ounces)	861	1,066	1,741	2,317

Zinc (tonnes)	3,793	3,455	5,853	11,694
Copper (tonnes)	1,058	1,280	2,612	2,362
Payable metal sold:
Gold (ounces):
Northern Business:
LaRonde mine	48,115	46,953	106,215	86,541
Lapa mine	18,162	25,644	41,613	49,583
Goldex mine(ii)	22,255	—	41,862	—
Meadowbank mine	118,176	87,798	265,678	167,810
Canadian Malartic mine(iii)	16,377	—	16,377	—
Kittila mine	31,519	12,752	68,948	57,092
Southern Business:
Pinos Altos mine	43,058	48,770	89,868	93,293
Creston Mascota deposit at Pinos Altos	10,737	8,112	20,965	8,699
La India mine(iv)	15,025	—	29,657	—

Total gold (ounces)	323,424	230,029	681,183	463,018

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Silver (thousands of ounces):
Northern Business:
LaRonde mine	322	487	662	1,070
Meadowbank mine	24	23	52	45
Canadian Malartic mine(iii)	15	—	15	—
Kittila mine	1	2	3	3
Southern Business:
Pinos Altos mine	430	640	937	1,226
Creston Mascota deposit at Pinos Altos	18	14	32	14
La India mine(iv)	34	—	60	—

Total Silver (thousands of ounces)	844	1,166	1,761	2,358

Zinc (tonnes)	2,458	5,280	4,131	12,279
Copper (tonnes)	1,074	1,291	2,616	2,358
Total cash costs per ounce of gold produced — co-product basis (US$)(vi):
Northern Business:
LaRonde mine	$1,144	$1,365	$1,047	$1,553
Lapa mine	847	720	747	699
Goldex mine(ii)	654	—	678	—
Meadowbank mine	581	918	499	993
Canadian Malartic mine(iii)	642	—	642	—
Kittila mine(vii)	863	—	826	625
Southern Business:
Pinos Altos mine	667	718	666	704
Creston Mascota deposit at Pinos Altos(viii)	650	518	648	518
La India mine(iv)	504	—	497	—

Weighted average total cash costs per ounce of gold produced — co-product basis	$725	$907	$673	$956

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Total cash costs per ounce of gold produced — by-product basis (US$)(vi):
Northern Business:
LaRonde mine	$691	$927	$642	$831
Lapa mine	847	720	747	699
Goldex mine(ii)	654	—	678	—
Meadowbank mine	577	912	496	986
Canadian Malartic mine(iii)	614	—	614	—
Kittila mine(vii)	862	—	825	624
Southern Business:
Pinos Altos mine	481	496	465	402
Creston Mascota deposit at Pinos Altos(viii)	616	498	615	498
La India mine(iv)	457	—	446	—

Weighted average total cash costs per ounce of gold produced — by-product basis	$626	$785	$579	$762

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko. As a result of the acquisition, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle has accounted for its joint acquisition of Osisko as an equity method investment. The financial and operational information included in this MD&A relating to the Canadian Malartic mine represents the Company's 50.0% equity method investment interest for the period June 16, 2014 through June 30, 2014.

(iv)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(v)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)
Excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

(viii)
Excludes total cash costs per ounce of gold produced for the Creston Mascota deposit at Pinos Altos in the first quarter of 2013 as a temporary suspension of active leaching was required between October 1, 2012 and March 13, 2013 due to an unexpected movement of leached ore at the Phase One leach pad.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Operating margin(i):
Revenues from mining operations	$535,836	$449,383	$420,422	$336,424	$444,320	$437,240	$491,767	$437,794
Production costs	220,408	242,363	230,053	225,951	231,535	237,388	224,091	239,006

Total operating margin(i)	315,428	207,020	190,369	110,473	212,785	199,852	267,676	198,788
Operating margin(i) by mine:
Northern Business:
LaRonde mine	45,625	35,363	33,295	14,372	26,136	26,186	43,117	27,820
Lapa mine	25,723	20,755	21,788	16,643	15,859	17,345	15,237	8,763
Goldex mine(ii)	—	—	—	—	—	8,246	10,579	13,674
Meadowbank mine	104,258	36,170	36,503	32,382	82,906	75,788	119,971	80,644
Canadian Malartic mine(iii)	—	—	—	—	—	—	—	547
Kittila mine	52,655	53,199	44,956	(112)	39,019	27,414	19,037	14,002
Southern Business:
Pinos Altos mine	63,802	61,092	56,038	41,708	38,464	36,864	38,597	33,324
Creston Mascota deposit at Pinos Altos	23,365	441	(2,211)	5,480	10,401	8,009	7,511	7,336
La India mine(iv)	—	—	—	—	—	—	13,627	12,678

Total operating margin(i)	315,428	207,020	190,369	110,473	212,785	199,852	267,676	198,788
Amortization of property, plant and mine development	68,318	72,680	70,071	70,128	76,054	79,825	73,537	77,570
Impairment loss	—	—	—	—	—	537,227	—	—
Exploration, corporate and other	94,763	36,232	71,690	63,805	57,940	57,421	40,234	62,857

Income (loss) before income and mining taxes and other items	152,347	98,108	48,608	(23,460)	78,791	(474,621)	153,905	58,361
Income and mining taxes expense (recovery)	46,021	15,338	24,749	920	31,480	(21,305)	45,053	18,360
Loss on equity investment	—	—	—	—	—	—	—	2,325

Net income (loss) for the period	$106,326	$82,770	$23,859	$(24,380)	$47,311	$(453,316)	$108,852	$37,676

Net income (loss) per share — basic (US$)	$0.62	$0.48	$0.14	$(0.14)	$0.27	$(2.61)	$0.63	$0.20
Net income (loss) per share — diluted (US$)	$0.62	$0.48	$0.14	$(0.14)	$0.27	$(2.61)	$0.62	$0.20
Cash flows:
Cash provided by operating activities	$199,464	$105,964	$146,072	$75,298	$80,982	$135,944	$247,729	$197,709
Cash used in investing activities	$(121,837)	$(96,792)	$(141,479)	$(218,282)	$(145,629)	$(139,083)	$(105,621)	$(536,264)
Cash (used in) provided by financing activities	$(55,406)	$14,136	$(69,504)	$18,677	$68,745	$30,811	$(98,087)	$395,895

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko. As a result of the acquisition, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle has accounted for its joint acquisition of Osisko as an equity method investment. The financial and operational information included in this MD&A relating to the Canadian Malartic mine represents the Company's 50.0% equity method investment interest for the period June 16, 2014 through June 30, 2014.

(iv)
The La India mine achieved commercial production on February 1, 2014.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, US GAAP basis)
(Unaudited)

	As at June 30, 2014	As at December 31, 2013
ASSETS
Current
Cash and cash equivalents	$240,773	$139,101
Short-term investments	4,221	2,217
Restricted cash	30,154	28,723
Trade receivables (note 4)	57,800	67,300
Inventories:
Ore in stockpiles and on leach pads	73,163	51,826
Concentrates and dore bars	67,739	46,658
Supplies	221,843	253,160
Income taxes recoverable	—	18,682
Available-for-sale securities (notes 4 and 8)	71,538	74,581
Fair value of derivative financial instruments (notes 4 and 10)	14,710	5,590
Other current assets	122,224	116,993

Total current assets	904,165	804,831
Other assets	59,416	66,394
Goodwill (note 14)	39,017	39,017
Equity investment (note 14)	1,638,784	—
Property, plant and mine development (note 5)	4,067,096	4,049,117

	$6,708,478	$4,959,359

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$235,662	$173,374
Reclamation provision (note 13)	1,934	3,452
Interest payable (note 9)	13,869	13,803
Income taxes payable	22,409	7,523
Capital lease obligations	9,714	12,035
Fair value of derivative financial instruments (notes 4 and 10)	34,718	467

Total current liabilities	318,306	210,654

Long-term debt (note 9)	1,320,000	1,000,000

Reclamation provision and other liabilities	176,897	178,236

Deferred income and mining tax liabilities	603,164	593,320

SHAREHOLDERS' EQUITY
Common shares (note 6):
Outstanding — 209,689,597 common shares issued, less 1,165,231 shares held in trust	4,451,910	3,294,007
Stock options (notes 6 and 7)	185,922	174,470
Contributed surplus	37,254	37,254
Deficit	(394,821)	(513,441)
Accumulated other comprehensive income (loss) (note 6)	9,846	(15,141)

Total shareholders' equity	4,290,111	2,977,149

	$6,708,478	$4,959,359

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, except per share amounts, US GAAP basis)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
REVENUES
Revenues from mining operations	$437,794	$336,424	$929,561	$756,846
COSTS, EXPENSES AND OTHER INCOME
Production(i)	239,006	225,951	463,097	456,004
Exploration and corporate development	11,552	11,326	20,970	19,897
Amortization of property, plant and mine development (note 5)	77,570	70,128	151,107	140,199
General and administrative (note 15)	24,791	28,385	52,030	65,705
Impairment loss on available-for-sale securities (note 8)	2,419	17,313	2,419	28,308
Provincial capital tax	—	(1,504)	—	(1,504)
Interest expense (note 9)	15,731	13,735	31,666	27,651
Interest and sundry expense	3,370	3,734	2,953	3,946
Loss (gain) on derivative financial instruments (note 10)	1,344	1,936	(1,984)	(1,046)
Gain on sale of available-for-sale securities (note 8)	(5,016)	—	(5,289)	—
Foreign currency translation loss (gain)	8,666	(11,120)	326	(7,462)

Income (loss) before income and mining taxes and other items	58,361	(23,460)	212,266	25,148
Income and mining taxes expense	18,360	920	63,413	25,669
Loss on equity investment (note 14)	2,325	—	2,325	—

Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)

Net income (loss) per share — basic (note 6)	$0.20	$(0.14)	$0.81	$(0.00)

Net income (loss) per share — diluted (note 6)	$0.20	$(0.14)	$0.81	$(0.00)

Cash dividends declared per common share	$0.08	$0.22	$0.16	$0.22

COMPREHENSIVE INCOME
Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)

Other comprehensive income (loss):
Available-for-sale securities and other investments:
Unrealized gain (loss)	5,264	(20,802)	26,282	(20,975)
Reclassification to impairment loss on avalable-for-sale securities (note 8)	2,419	17,313	2,419	28,308
Reclassification to realized gain on sale of available-for-sale securities (note 8)	(5,016)	—	(5,289)	—
Derivative financial instruments:
Unrealized gain (loss)	1,920	(1,932)	1,334	(1,851)
Reclassification to production costs	(70)	10	475	20
Pension benefits:
Reclassification to general and administrative expense	165	131	330	262
Income tax recovery impact of reclassification items	(25)	(37)	(212)	(74)
Income tax (recovery) expense impact of other comprehensive income (loss) items	(506)	508	(352)	489

Other comprehensive income (loss) for the period	4,151	(4,809)	24,987	6,179

Comprehensive income (loss) for the period	$41,827	$(29,189)	$171,515	$5,658

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Common Shares Oustanding
							Accumulated Other Comprehensive Income (Loss)
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)
	Shares	Amount		Warrants
Balance December 31, 2012	172,102,870	$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)
Shares issued under employee stock option plan (notes 6 and 7)	213,500	9,765	(3,292)	—	—	—	—
Stock options (notes 6 and 7)	—	—	19,095	—	—	—	—
Shares issued under incentive share purchase plan	370,536	11,742	—	—	—	—	—
Shares issued under dividend reinvestment plan	430,733	14,456	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(521)	—
Dividends declared ($0.22 per share)	—	—	—	—	—	(38,150)	—
Other comprehensive income for the period	—	—	—	—	—	—	6,179
Restricted share unit plan (note 6)	(202,945)	(12,817)	—	—	—	157	—

Balance June 30, 2013	172,914,694	$3,265,068	$163,835	$24,858	$15,665	$(31,468)	$(21,132)

Balance December 31, 2013	173,953,975	$3,294,007	$174,470	$—	$37,254	$(513,441)	$(15,141)
Shares issued under employee stock option plan (notes 6 and 7)	377,425	12,976	(2,693)	—	—	—	—
Stock options (notes 6 and 7)	—	—	14,145	—	—	—	—
Shares issued under incentive share purchase plan	238,042	8,088	—	—	—	—	—
Shares issued under dividend reinvestment plan	98,075	3,042	—	—	—	—	—
Shares issued for equity investment (note 14)	34,794,892	1,164,237	—	—	—	—	—
Common shares held in depositary relating to convertible debentures acquired from Osisko (note 10)	(871,680)	(29,166)	—	—	—	—	—
Net income for the period	—	—	—	—	—	146,528	—
Dividends declared ($0.16 per share)	—	—	—	—	—	(27,908)	—
Other comprehensive income for the period	—	—	—	—	—	—	24,987
Restricted share unit plan (note 6)	(66,363)	(1,274)	—	—	—	—	—

Balance June 30, 2014	208,524,366	$4,451,910	$185,922	$—	$37,254	$(394,821)	$9,846

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 5)	77,570	70,128	151,107	140,199
Deferred income and mining taxes	1,607	(562)	8,339	6,464
Gain on sale of available-for-sale securities (note 8)	(5,016)	—	(5,289)	—
Stock-based compensation (note 7)	9,587	9,332	23,490	25,609
Impairment loss on available-for-sale securities (note 8)	2,419	17,313	2,419	28,308
Foreign currency translation loss (gain)	8,666	(11,120)	326	(7,462)
Loss on equity investment (note 14)	2,325	—	2,325	—
Other	4,769	5,877	5,029	11,008
Adjustment for settlement of environmental remediation	(81)	(2,990)	(1,015)	(5,542)
Changes in non-cash working capital balances:
Trade receivables	16,611	10,525	9,500	7,749
Income taxes	3,109	(4,199)	33,568	(8,107)
Inventories	(9,670)	3,789	15,842	31,781
Other current assets	(18,431)	(15,091)	(2,911)	(20,856)
Accounts payable and accrued liabilities	73,725	24,283	56,320	14,181
Interest payable	(7,157)	(7,607)	(140)	(1,441)

Cash provided by operating activities	197,709	75,298	445,438	221,370

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 5)	(101,512)	(171,773)	(200,305)	(302,407)
Equity investment(i) (note 14)	(464,902)	—	(464,902)	—
Acquisition of Urastar Gold Corporation, net (note 14)	—	(10,051)	—	(10,051)
(Increase) decrease in short-term investments	(2,004)	2,308	(2,004)	3,612
Net proceeds from sale of available-for-sale securities (note 8)	39,529	—	40,142	—
Purchase of available-for-sale securities and warrants (note 8)	—	(39,584)	(13,385)	(52,259)
(Increase) decrease in restricted cash	(7,375)	818	(1,431)	1,344

Cash used in investing activities	(536,264)	(218,282)	(641,885)	(359,761)

FINANCING ACTIVITIES
Dividends paid	(12,940)	(31,759)	(24,913)	(61,649)
Repayment of capital lease obligations	(2,431)	(3,509)	(6,683)	(6,062)
Sale-leaseback financing	—	—	1,027	—
Proceeds from long-term debt (note 9)	730,000	50,000	730,000	90,000
Repayment of long-term debt (note 9)	(330,000)	—	(410,000)	(70,000)
Repurchase of common shares for restricted share unit plan (note 6)	—	—	(7,518)	(19,000)
Common shares issued (note 6)	11,266	3,945	15,895	15,884

Cash provided by (used in) financing activities	395,895	18,677	297,808	(50,827)

Effect of exchange rate changes on cash and cash equivalents	1,658	(599)	311	(1,471)

Net increase (decrease) in cash and cash equivalents during the period	58,998	(124,906)	101,672	(190,689)
Cash and cash equivalents, beginning of period	181,775	232,285	139,101	298,068

Cash and cash equivalents, end of period	$240,773	$107,379	$240,773	$107,379

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (note 9)	$22,305	$21,715	$30,456	$28,547

Income and mining taxes paid	$13,172	$9,367	$21,321	$31,000

Note:

(i)
Inclusive of cash transaction costs.

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

1.     BASIS OF PRESENTATION

  The accompanying interim unaudited consolidated financial statements of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the fiscal 2013 audited annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2013. In the opinion of management, the interim unaudited consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2014 and the results of operations and cash flows for the three and six months ended June 30, 2014 and June 30, 2013.

  Operating results for the three and six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014.

2.     USE OF ESTIMATES

  The preparation of the interim unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim unaudited consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim unaudited consolidated financial statements are reasonable and prudent; however, actual results may differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2013 audited annual consolidated financial statements.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP and requires expanded disclosures about fair value measurements including the following three fair value hierarchy levels:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

4.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value as at June 30, 2014 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$57,800	$—	$57,800
Available-for-sale securities(ii)	66,211	5,327	—	71,538
Fair value of derivative financial instruments(iii)	—	14,710	—	14,710

	$66,211	$77,837	$—	$144,048

Financial liabilities:
Fair value of derivative financial instruments(iii)	$33,385	$1,333	$—	$34,718

  The following table sets out the Company's financial assets and liabilities measured at fair value as at December 31, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$67,300	$—	$67,300
Available-for-sale securities(ii)	74,581	—	—	74,581
Fair value of derivative financial instruments(iii)	—	5,590	—	5,590

	$74,581	$72,890	$—	$147,471

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$467	$—	$467

  Notes:

  (i)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (ii)
  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  (iii)
  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations.

  Derivative financial instruments classified within Level 1 of the fair value hierarchy relate to common shares held in depositary relating to convertible debentures acquired from Osisko (see note 10 for details). These financial liabilities constitute contracts to issue publicly-traded shares for which quoted market prices approximate the fair value of the derivative financial instruments.

  In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost, the financial condition of the investee and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments in available-for-sale securities for which the cost basis exceeds its fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

5.     PROPERTY, PLANT AND MINE DEVELOPMENT

	As at June 30, 2014			As at December 31, 2013
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,375,973	$121,256	$1,254,717	$1,361,867	$89,700	$1,272,167
Plant and equipment	2,557,739	780,592	1,777,147	2,286,887	662,394	1,624,493
Mine development costs	1,082,728	261,699	821,029	1,038,564	239,898	798,666
Construction in Progress:
Meliadine project	214,203	—	214,203	192,413	—	192,413
La India mine(i)	—	—	—	161,378	—	161,378

	$5,230,643	$1,163,547	$4,067,096	$5,041,109	$991,992	$4,049,117

  Note:

  (i)
  Upon achieving commercial production at the La India mine in February 2014, related costs accumulated in construction in progress were reclassified to mine development costs within property, plant and mine development.

6.     SHAREHOLDERS' EQUITY

  In 2009, the Company implemented the restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

  A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of shareholders' equity and is amortized as compensation expense over the applicable vesting period.

  During the first quarter of 2014, the Company funded the RSU plan by transferring $7.5 million (first quarter of 2013 — $19.0 million) to an employee benefit trust (the "Trust") that then purchased common shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. The common shares purchased and held by the Trust are excluded from the basic net income (loss) per share calculations but are included in the basic net income (loss) per share calculations once they have vested. All of the non-vested common shares held by the Trust are included in the diluted net income (loss) per share calculations, unless the impact is anti-dilutive.

  The following table sets out the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2014 were exercised:

Common shares outstanding at June 30, 2014	208,524,366
Employee stock options	12,150,710
RSU plan	293,551
Common shares held in depositary relating to convertible debentures acquired from Osisko (note 10)	871,680

221,840,307

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

6.     SHAREHOLDERS' EQUITY (Continued)

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)

Weighted average number of common shares outstanding — basic (in thousands)	185,718	172,572	179,845	172,426
Add: Dilutive impact of shares related to RSU plan	346	—	329	—
Add: Dilutive impact of common shares held in depositary relating to convertible debentures acquired from Osisko (note 10)	143	—	72	—

Weighted average number of common shares outstanding — diluted (in thousands)	186,207	172,572	180,246	172,426

Net income (loss) per share — basic	$0.20	$(0.14)	$0.81	$(0.00)

Net income (loss) per share — diluted	$0.20	$(0.14)	$0.81	$(0.00)

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three and six months ended June 30, 2014, all employee stock options were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

  For the three and six months ended June 30, 2013, the impact of any additional shares issued under the employee stock option plan, as a result of the conversion of warrants, or related to the RSU Plan would be anti-dilutive as a result of the net loss positions. Consequently, diluted net loss per share was calculated in the same manner as basic net loss per share. The warrants expired unexercised on December 3, 2013.

  Accumulated other comprehensive income (loss)

  The following table sets out the changes in accumulated other comprehensive income (loss) by component for the six months ended June 30, 2014:

	Cumulative Translation Adjustment	Available-for-sale Securities and Other Investments	Derivative Financial Instruments	Pension Benefits	Total
Accumulated other comprehensive (loss) income, December 31, 2013	$(16,206)	$3,965	$(148)	$(2,752)	$(15,141)

Unrealized other comprehensive gain	—	26,282	1,334	—	27,616
Income tax recovery impact	—	—	(352)	—	(352)
Reclassifications from accumulated other comprehensive (loss) income to the interim unaudited consolidated statements of income (loss) and comprehensive income (loss)	—	(2,870)	475	330	(2,065)
Income tax recovery impact	—	—	(125)	(87)	(212)

Other comprehensive income for the period	—	23,412	1,332	243	24,987

Accumulated other comprehensive (loss) income, June 30, 2014	$(16,206)	$27,377	$1,184	$(2,509)	$9,846

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

7.     STOCK-BASED COMPENSATION

  The following summary sets out activity with respect to Agnico Eagle's outstanding stock options:

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,283,535	C$	56.02	10,587,126	C$	56.60
Granted	3,180,000		28.04	2,803,000		52.13
Exercised	(377,425)		29.90	(213,500)		37.06
Forfeited	(211,250)		52.24	(181,750)		60.68
Expired	(1,724,150)		62.64	(1,340,885)		54.86

Outstanding, end of period	12,150,710	C$	48.63	11,653,991	C$	56.02

Options exercisable, end of period	7,739,210	C$	55.42	7,469,045	C$	59.36

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2014	2013
Risk-free interest rate	1.56%	1.51%
Expected life of stock options (in years)	2.6	2.7
Expected volatility of Agnico Eagle's share price	42.5%	35.0%
Expected dividend yield	3.83%	1.79%

8.     AVAILABLE-FOR-SALE SECURITIES

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. The cost basis of available-for-sale securities is determined using the average cost method and they are carried at fair value. Detail on the Company's available-for-sale securities holdings is set out below:

	As at June 30, 2014	As at December 31, 2013
Available-for-sale securities in an unrealized gain position:
Cost (net of impairments)	$43,077	$30,583
Unrealized gains in accumulated other comprehensive income (loss)	27,786	11,530

Estimated fair value	70,863	42,113

Available-for-sale securities in an unrealized loss position:
Cost (net of impairments)	1,006	39,933
Unrealized losses in accumulated other comprehensive income (loss)	(331)	(7,465)

Estimated fair value	675	32,468

Total estimated fair value of available-for-sale securities	$71,538	$74,581

  During the three months ended June 30, 2014, the Company received proceeds of $39.5 million and recognized a gain before income taxes of $5.0 million on the sale of certain available-for-sale securities. During the six months ended June 30, 2014, the Company

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

8.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  received proceeds of $40.1 million and recognized a gain before income taxes of $5.3 million on the sale of certain available-for-sale securities. During the three and six months ended June 30, 2013, the Company did not dispose of any available-for-sale securities.

  During the three and six months ended June 30, 2014, certain available-for-sale securities fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the three months ended June 30, 2014, the Company recorded an impairment loss of $2.4 million (three months ended June 30, 2013 — $17.3 million) on certain available-for-sale securities that were determined to be other-than-temporarily impaired. During the six months ended June 30, 2014, the Company recorded an impairment loss of $2.4 million (six months ended June 30, 2013 — $28.3 million) on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

  At June 30, 2014, the fair value of available-for-sale securities in an unrealized loss position was $0.7 million (December 31, 2013 — $32.5 million) with total unrealized losses in accumulated other comprehensive income (loss) of $0.3 million (December 31, 2013 — $7.5 million). Based on an evaluation of the severity and duration of the impairment of these available-for-sale securities (less than three months) and on the Company's intent to hold the investments for a period of time sufficient for a recovery of fair value, the Company does not consider these available-for-sale securities to be other-than-temporarily impaired as at June 30, 2014.

9.     LONG-TERM DEBT

  Credit Facility

  On June 22, 2010, the Company amended and restated one of its two unsecured revolving bank credit facilities (the "Credit Facility") and terminated its other unsecured revolving bank credit facility, increasing the amount available from an aggregate $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and amending pricing terms.

  At June 30, 2014, the Credit Facility was drawn down by $520.0 million (December 31, 2013 — $200.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $678.9 million at June 30, 2014.

  2012 Notes

  On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes") which, on issuance, had a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes") which, on issuance, had a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

9.     LONG-TERM DEBT (Continued)

  The following table sets out details of the individual series of the 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	4/7/2017
Series B	360,000	6.67%	4/7/2020
Series C	125,000	6.77%	4/7/2022

	$600,000

  Covenants

  Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth.

  The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at June 30, 2014.

  Interest on long-term debt

  Total long-term debt interest costs incurred during the three and six months ended June 30, 2014 were $13.4 million (three months ended June 30, 2013 — $12.4 million) and $26.6 million (six months ended June 30, 2013 — $24.7 million), respectively.

  Total interest costs capitalized to property, plant and mine development during the three and six months ended June 30, 2014 were $0.2 million (three months ended June 30, 2013 — $1.2 million) and $0.4 million (six months ended June 30, 2013 — $2.3 million), respectively.

  During the three months ended June 30, 2014, cash interest paid on the Credit Facility was $0.8 million (three months ended June 30, 2013 — $0.2 million), cash standby fees paid on the Credit Facility were $1.4 million (three months ended June 30, 2013 — $1.2 million) and cash interest paid on the 2010 Notes and 2012 Notes was $19.8 million (three months ended June 30, 2013 — $19.8 million).

  During the six months ended June 30, 2014, cash interest paid on the Credit Facility was $1.9 million (six months ended June 30, 2013 — $0.2 million), cash standby fees paid on the Credit Facility were $2.8 million (six months ended June 30, 2013 — $2.4 million) and cash interest paid on the 2010 Notes and 2012 Notes was $24.7 million (six months ended June 30, 2013 — $24.7 million).

10.   FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures.

  As at June 30, 2014, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that qualified for hedge accounting under ASC 815 — Derivatives and Hedging. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At June 30, 2014, the zero cost collars hedged $120.0 million of 2014 expenditures and the Company recognized mark-to-market adjustments in accumulated other comprehensive income (loss).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

10.   FINANCIAL INSTRUMENTS (Continued)

  Amounts deferred in accumulated other comprehensive income (loss) are reclassified to the production costs line item on the interim unaudited consolidated statements of income (loss) and comprehensive income (loss), as applicable, when the hedged transaction has occurred. Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the currency hedged to calculate fair value.

  The Company's other foreign currency derivative strategies in 2014 and 2013 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at June 30, 2014 or June 30, 2013. The call option premiums were recognized in the (loss) gain on derivative financial instruments line item of the interim unaudited consolidated statements of income (loss) and comprehensive income (loss).

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instrument contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts that expired in 2013 and totaled 10.5 million gallons of heating oil were entered into at an average price of $2.99 per gallon, which was approximately 55.0% of the Meadowbank mine's expected 2013 diesel fuel operating costs. These contracts qualified for hedge accounting and the related market-to-market adjustments prior to settlement were recognized in accumulated other comprehensive income (loss). No heating oil derivative financial instrument contracts expired during the three or six months ended June 30, 2014.

  Amounts deferred in accumulated other comprehensive income (loss) are reclassified to the production costs line item on the interim unaudited consolidated statements of income (loss) and comprehensive income (loss), as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at June 30, 2014 and December 31, 2013, there were no metal derivative positions. The Company may from time to time utilize short-term (including intra-quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

  Common Shares Held in Depositary Relating to Convertible Debentures Acquired from Osisko

  As part of the Company's joint acquisition of Osisko on June 16, 2014 (see note 14 for details), 871,680 Agnico Eagle common shares were contributed to a depositary to satisfy the convertible debentures acquired from Osisko if converted in the future.

  These Agnico Eagle common shares are not considered outstanding as they are non-voting and as accrued dividends may revert back to the Company. These common shares are excluded from the calculation of basic net income per share and are included in the calculation of diluted net income per share (see note 6 for net income per share calculations).

  Agnico Eagle has recorded a derivative financial instrument liability relating to the potential delivery of its common shares relating to the convertible debentures acquired from Osisko on the fair value of derivative financial instruments line item of the interim unaudited consolidated balance sheets. Related fair value gains and losses are reported on the (loss) gain on derivative financial instrument line item of the interim unaudited consolidated statements of income (loss) and comprehensive income (loss).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

10.   FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the (loss) gain on derivative financial instruments line item of the interim unaudited consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Premiums realized on written foreign exchange call options	$1,178	$789	$2,010	$1,473
Mark-to-market (loss) gain on derivative equity contracts(i)	(500)	498	(948)	1,331
Realized loss on warrants	—	—	(185)	—
Mark-to-market gain (loss) on warrants(i)	2,197	(3,223)	5,326	(1,758)
Mark-to-market loss on common shares held in depositary relating to convertible debentures acquired from Osisko(i)	(4,219)	—	(4,219)	—

(Loss) gain on derivative financial instruments	$(1,344)	$(1,936)	$1,984	$1,046

  Note:

  (i)
  Mark-to-market gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the (loss) gain on derivative financial instruments line item of the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) and through the other line item of the interim unaudited consolidated statements of cash flows.

11.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2014, the total amount of these guarantees was $180.0 million.

12.   SEGMENTED INFORMATION

  Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed when the Company believes that the information is useful. Segment results for the three and six months ended June 30, 2013 have been retrospectively revised to reflect organizational changes in 2013 that created three business units consisting of the Northern Business unit, the Southern Business unit, and the Exploration business unit. However, under this revised organizational structure the Chief Executive Officer also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development and impairment losses) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Canadian Malartic mine, Meliadine project and Kittila mine
Southern Business:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and La India mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

  The accounting policies of the reportable segments are the same as those described in the December 31, 2013 audited annual consolidated financial statements. Excluding the related party transactions described in note 16, there are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions.

  Corporate and other (including the Urastar property) assets and specific income and expense items are set out separately below.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

12.   SEGMENTED INFORMATION (Continued)

  The Goldex mine's M and E Zones achieved commercial production on October 1, 2013. The La India mine achieved commercial production on February 1, 2014. The Company's 50.0% interest in the Canadian Malartic mine is accounted for as an equity method investment and was jointly acquired on June 16, 2014.

Three Months Ended June 30, 2014	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$73,160	$(45,340)	$—	$27,820
Lapa mine	23,406	(14,643)	—	8,763
Goldex mine	28,702	(15,028)	—	13,674
Meadowbank mine	152,536	(71,892)	—	80,644
Canadian Malartic mine (note 16)	21,274	(20,727)	—	547
Kittila mine	41,109	(27,107)	—	14,002

Total Northern Business	$340,187	$(194,737)	$—	$145,450

Southern Business:
Pinos Altos mine	$63,357	$(30,033)	$—	$33,324
Creston Mascota deposit at Pinos Altos	14,237	(6,901)	—	7,336
La India mine	20,013	(7,335)	—	12,678

Total Southern Business	$97,607	$(44,269)	$—	$53,338

Exploration	$—	$—	$(11,552)	$(11,552)

Segments totals	$437,794	$(239,006)	$(11,552)	$187,236

Total segments income				$187,236
Corporate and other:
Amortization of property, plant and mine development				(77,570)
General and administrative				(24,791)
Impairment loss on available-for-sale securities				(2,419)
Interest expense				(15,731)
Interest and sundry expense				(3,370)
Loss on derivative financial instruments				(1,344)
Gain on sale of available-for-sale securities				5,016
Foreign currency translation loss				(8,666)

Income before income and mining taxes and other items				58,361
Income and mining taxes expense				(18,360)
Loss on equity investment				(2,325)

Net income for the period				$(37,676)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

12.   SEGMENTED INFORMATION (Continued)

Three Months Ended June 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$74,996	$(60,624)	$—	$14,372
Lapa mine	34,737	(18,094)	—	16,643
Meadowbank mine	122,518	(90,136)	—	32,382
Kittila mine	18,047	(18,159)	—	(112)

Total Northern Business	$250,298	$(187,013)	$—	$63,285

Southern Business:
Pinos Altos mine	$76,219	$(34,511)	$—	$41,708
Creston Mascota deposit at Pinos Altos	9,907	(4,427)	—	5,480

Total Southern Business	$86,126	$(38,938)	$—	$47,188

Exploration	$—	$—	$(11,326)	$(11,326)

Segments totals	$336,424	$(225,951)	$(11,326)	$99,147

Total segments income				$99,147
Corporate and other:
Amortization of property, plant and mine development				(70,128)
General and administrative				(28,385)
Impairment loss on available-for-sale securities				(17,313)
Provincial capital tax				1,504
Interest expense				(13,735)
Interest and sundry expense				(3,734)
Loss on derivative financial instruments				(1,936)
Foreign currency translation gain				11,120

Loss before income and mining taxes				(23,460)
Income and mining taxes expense				(920)

Net loss for the period				$(24,380)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

12.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2014	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$165,864	$(94,927)	$—	$70,937
Lapa mine	54,096	(30,096)	—	24,000
Goldex mine	54,072	(29,819)	—	24,253
Meadowbank mine	343,576	(142,961)	—	200,615
Canadian Malartic mine (note 16)	21,274	(20,727)	—	547
Kittila mine	89,571	(56,532)	—	33,039

Total Northern Business	$728,453	$(375,062)	$—	$353,391

Southern Business:
Pinos Altos mine	$133,840	$(61,919)	$—	$71,921
Creston Mascota deposit at Pinos Altos	27,776	(12,929)	—	14,847
La India mine	39,492	(13,187)	—	26,305

Total Southern Business	$201,108	$(88,035)	—	$113,073

Exploration	$—	$—	$(20,970)	$(20,970)

Segments totals	$929,561	$(463,097)	$(20,970)	$445,494

Total segments income				$445,494
Corporate and other:
Amortization of property, plant and mine development				(151,107)
General and administrative				(52,030)
Impairment loss on available-for-sale securities				(2,419)
Interest expense				(31,666)
Interest and sundry expense				(2,953)
Gain on derivative financial instruments				1,984
Gain on sale of available-for-sale securities				5,289
Foreign currency translation loss				(326)

Income before income and mining taxes and other items				212,266
Income and mining taxes expense				(63,413)
Loss on equity investment				(2,325)

Net income for the period				$146,528

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

12.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$166,194	$(118,527)	$—	$47,667
Lapa mine	73,135	(34,704)	—	38,431
Meadowbank mine	252,610	(183,725)	—	68,885
Kittila mine	90,185	(45,341)	—	44,844

Total Northern Business	$582,124	$(382,297)	$—	$199,827

Southern Business:
Pinos Altos mine	$163,909	$(66,163)	$—	$97,746
Creston Mascota deposit at Pinos Altos	10,813	(7,544)	—	3,269

Total Southern Business	$174,722	$(73,707)	$—	$101,015

Exploration	$—	$—	$(19,897)	$(19,897)

Segments totals	$756,846	$(456,004)	$(19,897)	$280,945

Total segments income				$280,945
Corporate and other:
Amortization of property, plant and mine development				(140,199)
General and administrative				(65,705)
Impairment loss on available-for-sale securities				(28,308)
Provincial capital tax				1,504
Interest expense				(27,651)
Interest and sundry expense				(3,946)
Gain on derivative financial instruments				1,046
Foreign currency translation gain				7,462

Income before income and mining taxes				25,148
Income and mining taxes expense				(25,669)

Net loss for the period				$(521)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

12.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	June 30, 2014	December 31, 2013
Northern Business:
LaRonde mine	$873,458	$878,719
Lapa mine	77,778	78,293
Goldex mine	130,399	120,601
Meadowbank mine	640,662	711,387
Meliadine project	899,431	877,923
Kittila mine	908,394	870,332

Total Northern Business	$3,530,122	$3,537,255

Southern Business:
Pinos Altos mine	$579,023	$537,560
Creston Mascota deposit at Pinos Altos	86,790	86,185
La India mine	539,216	512,450

Total Southern Business	$1,205,029	$1,136,195

Exploration	$24,335	$19,838

Corporate and other	$310,208	$266,071

Equity investment	$1,638,784	$—

Total	$6,708,478	$4,959,359

13.   RECLAMATION PROVISION

  Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

  Due to the suspension of mining operations at the Goldex mine's GEZ on October 19, 2011, Agnico Eagle recognized an environmental remediation liability. During the six months ended June 30, 2014, the Company incurred $2.0 million in remediation costs that were applied against the environmental remediation liability recognized in 2011. As at June 30, 2014, the remaining Goldex mine environmental remediation liability was $12.6 million, $0.9 million of which was classified as a current liability.

14.   ACQUISITIONS

  Osisko Mining Corporation

  On June 16, 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation ("Osisko") by way of their previously announced court-approved plan of arrangement ("the Arrangement").

  Under the Arrangement, Agnico Eagle and Yamana each own 50.0% of Osisko and jointly operate the Canadian Malartic mine in Quebec through the newly formed Canadian Malartic General Partnership. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

  Each outstanding common share of Osisko was exchanged under the Arrangement for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share; (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a newly formed company that has commenced trading on the Toronto Stock Exchange.

  Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

14.   ACQUISITIONS (Continued)

  Agnico Eagle has accounted for its joint acquisition of Osisko as an equity method investment. Direct transaction costs totaling $16.7 million were included in the cost of the equity investment in Osisko.

  Agnico Eagle's share of Osisko's June 16, 2014 purchase price was comprised of the following:

Cash paid for acquisition	$462,728
Agnico Eagle common shares issued for acquisition	1,135,071
Fair value of derivative financial instruments(i)	29,166

Total Agnico Eagle purchase price	$1,626,965

  Note:

  (i)
  Represents 871,680 Agnico Eagle common shares held in depositary relating to convertible debentures acquired from Osisko.

  A fair value approach was applied by management in developing preliminary estimates of the fair value of identifiable assets and liabilities contributed to the newly formed Osisko joint venture. Preliminary estimates of fair value represent all information available as of the acquisition date. However, estimates of fair value may be adjusted during the measurement period as new information about the facts and circumstances that existed as of the acquisition date is obtained.

  The following table sets out summarized financial information relating to Agnico Eagle's equity method investment for June 16, 2014 through June 30, 2014 based on management's preliminary estimates of fair value:

Current assets	$153,370
Non-current assets	$1,939,249
Current liabilities	$69,243
Non-current liabilities	$398,736
Revenues from mining operations	$21,885
Operating margin(i)	$2,886
Net loss	$(2,325)

  Note:

  (i)
  Operating margin is calculated as revenues from mining operations less production costs.

  Urastar Gold Corporation

  On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $9.8 million was recognized on the Company's consolidated balance sheets.

  The transaction costs associated with the acquisition totaling $0.7 million were expensed through the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year ended December 31, 2013.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

14.   ACQUISITIONS (Continued)

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$10,127
Fair value of assets acquired and liabilities assumed:
Mining properties	$1,994
Goodwill	9,802
Cash and cash equivalents	76
Trade receivables	731
Other current assets	12
Plant and equipment	2
Accounts payable and accrued liabilities	(791)
Other liabilities	(1,573)
Deferred tax liability	(126)

Net assets acquired	$10,127

  The Company believes that goodwill for the Urastar acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for the Company assuming the acquisition of Urastar described above had occurred as of January 1, 2013 are detailed below. On a pro forma basis, there would have been no effect on the Company's consolidated revenues.

Year Ended December 31, 2013
Unaudited
Pro forma net loss for the year	$(409,020)
Pro forma net loss per share — basic	$(2.37)

15.   GENERAL AND ADMINISTRATIVE

  As a result of a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the interim unaudited consolidated statements of income and comprehensive income in the first quarter of 2011.

  During the subsequent period ended December 31, 2013, the Company received $9.8 million of insurance proceeds and had a remaining insurance receivable of $0.7 million recorded in the other current assets line item of the consolidated balance sheets as at December 31, 2013. During the first quarter of 2014, the Company received $0.7 million of insurance proceeds and had a remaining insurance receivable of nil as at June 30, 2014.

16.   RELATED PARTY TRANSACTIONS

  Agnico Eagle purchases 50.0% of the net metal content in the dore produced by its jointly owned equity method investee, the Canadian Malartic General Partnership, by way of a net metal content purchase agreement (the "Agreement"). Net metal content purchases under the Agreement are determined by multiplying the number of troy ounces of gold and silver purchased by the London p.m. fix rate for gold and the London fix rate for silver as quoted by the London Bullion Market Association on the date of shipment. Agnico Eagle then sells the gold and silver externally at prevailing spot market metal prices. Between June 16, 2014 and June 30, 2014, Agnico Eagle purchased $20.8 million of gold and $0.3 million of silver from the Canadian Malartic General Partnership. Gold and silver purchased by Agnico Eagle from the Canadian Malartic General Partnership is initially recorded in the concentrates and dore bars line item of the

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

16.   RELATED PARTY TRANSACTIONS (Continued)

  interim unaudited consolidated balance sheets and is reclassified upon external sale as an expense in the production line item of the interim unaudited consolidated statements of income (loss) and comprehensive income (loss). As at June 30, 2014, Agnico Eagle gold and silver purchases totaling $21.1 million remained payable to the Canadian Malartic General Partnership.

17.   SUBSEQUENT EVENTS

  On July 30, 2014, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share, payable on September 16, 2014 to holders of record of the common shares of the Company on September 2, 2014.

  On July 10, 2014, Agnico Eagle announced that it had exercised 19,800,000 warrants of Pershimco Resources Inc. ("Pershimco") at an exercise price of C$0.40 per Pershimco common share for total consideration of C$7.92 million. Upon exercising the warrants that were acquired under a private placement on January 28, 2014, Agnico Eagle held 39,600,000 common shares of Pershimco.

18.   ONGOING LITIGATION

  Securities Class Action Lawsuits

  On November 7, 2011 and November 22, 2011, the Company and certain current and former senior officers, some of whom also are or were directors of the Company, were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the Court ordered that the two complaints be consolidated under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation, and lead counsel was appointed. On April 6, 2012, a Consolidated Complaint was issued against the Company and certain of its current and former senior officers and directors. The Consolidated Complaint alleges that the Company had violated federal securities law in connection with its disclosure related to the Goldex mine. The Consolidated Complaint seeks, among other things, damages on behalf of persons who purchased or acquired securities of the Company during the period July 28, 2010 to October 19, 2011. The Consolidated Complaint has not been certified as a class action, and the Company intends to vigorously defend it. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Consolidated Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Consolidated Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court for Appeals for the Second Circuit. The appeal was heard on September 23, 2013, and on October 3, 2013 the Court of Appeals for the Second Circuit affirmed the decision below dismissing the Consolidated Complaint. The time for the plaintiffs to file a petition for a writ of certiorari, requesting a review by the United States Supreme Court, has expired and the judgment dismissing the plaintiffs' Consolidated Complaint is now final and no longer appealable.

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

  On April 12, 2012, two senior officers of the Company, who also are or were directors of the Company, were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2014

18.   ONGOING LITIGATION (Continued)

  Canadian Malartic Corporation Litigation

  On June 6, 2014, Clifton Star Resources Inc. ("Clifton") instituted proceedings against Canadian Malartic Corporation (formerly known as Osisko Mining Corporation or "Osisko") seeking an order that, among other things, Osisko pay Clifton C$22.5 million in damages. In the proceedings, Clifton alleges that Osisko was obliged to lend C$22.5 million (the "Loan") to Clifton on or around December 1, 2012 and that Osisko's failure to advance the Loan resulted in damages to Clifton in the same amount. In addition, Clifton claims that the agreements with Osisko entitled Clifton to repay the Loan with common shares of Clifton at a conversion rate beneficial to Clifton and has asked the court to acknowledge Clifton's right and undertaking to satisfy any obligation to repay funds that are advanced under the Loan by Osisko by issuing to Osisko 6,961,538 Clifton common shares. Clifton further alleges that the Loan was intended to be used to make payments under option agreements that entitled Clifton to purchase the shares of companies that own part of a gold project referred to as the "Duparquet Project" (the "Underlying Option Agreements"). Clifton has indicated its intention to claim an additional C$222.0 million in damages from Osisko if Clifton loses its rights under the Underlying Option Agreements. Canadian Malartic General Partnership intends to vigorously defend the action on the merits.

  On May 28, 2014, Abitibi Royalties Inc. ("Abitibi") instituted proceedings seeking a provisional, interlocutory and permanent injunction ordering Osisko not to transfer its interest in the CHL property to Canadian Malartic General Partnership. Abitibi further asserted that as a result of an internal reorganization contemplated in connection with the plan of arrangement pursuant to which Osisko was indirectly acquired by Yamana Gold Inc. and the Company, a right of first refusal had been triggered allowing it to acquire Osisko's interest in the CHL property. On May 30, 2014, the plan of arrangement was amended to clarify that Osisko's interest in the CHL property would not be transferred to Canadian Malartic General Partnership. Nevertheless, Abitibi continues to assert that its right of first refusal has been triggered, and that it is entitled to acquire Osisko's interest in the CHL property at a price to be determined by the court. On June 13, 2014, the Superior Court of Quebec dismissed Abitibi's proceedings based on an arbitration provision contained in the relevant agreement. Abitibi is appealing this judgment. Canadian Malartic Corporation intends to vigorously defend Abitibi's claim on the merits.

19.   COMPARATIVE FIGURES

  Certain figures in the comparative interim unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2014 interim unaudited consolidated financial statements.

QuickLinks

  Exhibit 99.1
Second Quarter Report 2014
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three and six months ended June 30, 2014
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three and six months ended June 30, 2014
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except per share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2014